--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
                     Of The Securities Exchange Act Of 1934

                                ----------------

                           MPOWER HOLDING CORPORATION
                  (Name of Filing Person (Issuer and Offeror))

                                ----------------

          Options to purchase common stock, par value $0.001 per share
                         (Title of Class of Securities)

                                ----------------

                                    62473L101
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                ----------------

                           Russell I. Zuckerman, Esq.
              Senior Vice President, General Counsel and Secretary
                           Mpower Holding Corporation
                                175 Sully's Trail
                            Pittsford, New York 14534
                                 (716) 218-6550
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                             Andrew B. Janszky, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                          New York, New York 10022-6069
                                 (212) 848-4000



                            Calculation Of Filing Fee
--------------------------------------------------------------------------------
      Transaction valuation*                        Amount of filing fee
--------------------------------------------------------------------------------
           $31,038,500                                   $6,277.70
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 8,496,926 shares of common stock of Mpower Holding Corporation having an aggregate value of $31,038,500 as of August 22, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                           Amount Previously Paid: N/A
                          Form or Registration No.: N/A
                                Filing Party: N/A
                                 Date Filed: N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

--------------------------------------------------------------------------------

Item 1.  Summary Term Sheet.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated August 27, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) The name of the issuer is Mpower Holding Corporation, a Delaware corporation (the "Company"), and the address of its principal executive office is 175 Sully's Trail, Pittsford, New York 14534, (716) 218-6550. The information set forth in the Offer to Exchange under "Section 9. Information About Mpower Holding Corporation" is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options outstanding (the "Eligible Options") under the Company's Amended and Restated Stock Option Plan (the "Holding Plan") and Primary Network Holdings, Inc. Stock Option Plan (the "PNH Plan"; and, together with the Holding Plan, the "Plans") to purchase shares of the Company's Common Stock, par value $0.001 per share (the "Common Stock"), for new options that will be granted under the Holding Plan (the "New Options"). The New Options will be granted upon the terms and subject to the conditions described in the Offer to Exchange, and the related election form, attached hereto as Exhibit (a)(3) (the "Election Form" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"). Option holders who were not employees of Mpower Communications Corp., Mpower Holding Corporation or one of their respective subsidiaries on each of June 25, 2001 and the expiration date of the Offer are not eligible to accept the Offer and to tender their Eligible Options for exchange. For each option holder, the number of shares of Common Stock for which the New Options will be exercisable, in the event that such holder elects to tender for exchange their Eligible Options in the Offer, is set forth on Table 1 of the Election Form. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Questions and Answers About This Offer," "Section
1. Number of Options; Expiration Date," "Section 2. Source and Amount of Consideration; Terms of New Options; Summary of the Option Plans" and "Section
6. Acceptance of Options for Exchange and Cancellation and Issuance of New Options" is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under "Section
8. Price Range of our Common Stock" is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         (a) The information set forth under Item 2(a) above and the information set forth in the Offer to Exchange under "Section 10. Interests of Directors and Officers; Transactions and Arrangements about the Options" is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Questions and Answers about the Offer," "Section 1. Number of Options; Expiration Date," "Section 2. Source and Amount of Consideration; Terms of New Options; Summary of the Option

Plans," "Section 4. Procedures," "Section 5. Change in Election," "Section 6. Acceptance of Options for Exchange and Cancellation and Issuance of New Options," "Section 11. Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer," "Section 13. Material U.S. Federal Income Tax Consequences" and "Section 14. Extension of Offer; Termination; Amendment" is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under "Section
10. Interests of Directors and Officers; Transactions and Arrangements about the Options" is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         (e) The information set forth in the Offer to Exchange under "Section
10. Interests of Directors and Officers; Transactions and Arrangements about the Options" is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (a) The information set forth in the Offer to Exchange under "Section
3. Purpose of the Offer" is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under "Section
6. Acceptance of Options for Exchange and Cancellation and Issuance of New Options" and "Section 11. Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer" is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under "Section
3. Purpose of the Offer" is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a) The information set forth in the Offer to Exchange under "Section
2. Source and Amount of Consideration; Terms of New Options; Summary of the Option Plans" and "Section 15. "Fees and Expenses" is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under "Section
7. Conditions of the Offer" is incorporated herein by reference.

         (d) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

         (a) Not applicable.

         (b) The information set forth in the Offer to Exchange under "Section
10. Interests of Directors and Officers; Transactions and Arrangements about the Options" is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

         (a) Not applicable.

Item 10. Financial Statements.

         (a) The information set forth in the Offer to Exchange under "Section
9. Information About Mpower Holding Corporation," "Section 16. Additional Information" and on pages F-1 through F-25 of Mpower Communications Corp.'s Annual Report on Form 10-K for its fiscal year ended December 31, 2000, pages 2 through 9 of Mpower Communications Corp.'s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, pages 2 through 11 of Mpower Communications Corp.'s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001 and pages 2 through 11 of Mpower Holding Corporation's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001 is incorporated herein by reference.

Item 11. Additional Information.

         (a) The information set forth in the Offer to Exchange under "Section
10. Interests of Directors and Officers; Transactions and Arrangements about the Options" and "Section 12. Legal Matters; Regulatory Approvals" is incorporated herein by reference.

         (b) Not applicable.

Item 12. Exhibits.

         (a) (1) Offer to Exchange, dated August 27, 2001.

             (2) Form of Letter to Eligible Employees and Answers to Important Questions.

             (3) Form of Election Form.

             (4) Form of Notice of Change in Election From Accept to Reject.

             (5) Form of Notice of Change in Election From Reject to Accept.

             (6) Mpower Communications Corp.'s Annual Report on Form 10-K for
                 the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 8, 2001 and incorporated herein by reference.

             (7) Mpower Communications Corp.'s Quarterly Report on Form 10-Q
                 for the fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 7, 2001 and incorporated herein by reference.

             (8) Mpower Communications Corp.'s Quarterly Report on Form 10-Q
                 for the fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 14, 2001 and incorporated herein by reference.

             (9) Mpower Holding Corporation's Quarterly Report on Form 10-Q for
                 the fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 14, 2001 and incorporated herein by reference.

         (b) Not applicable.

         (d) (1) Mpower Holding Corporation's Amended and Restated Stock Option Plan is incorporated by reference herein from Exhibit 4.1 to Mpower Holding Corporation's registration statement on Form S-8 filed with the Commission on July 3, 2001.

             (2) Primary Network Holdings, Inc. Stock Option Plan is incorporated by reference herein from Exhibit 4.2 to Mpower Holding Corporation's registration statement on Form S-8 filed with the Commission on July 3, 2001.

             (3) Amendment No. 1 to Primary Network Holdings, Inc. Stock Option Plan is incorporated by reference herein from Exhibit 4.3 to Mpower Holding Corporation's registration statement on Form S-8 filed with the Commission on July 3, 2001.

             (4) Form of New Stock Option Agreement pursuant to Mpower Holding Corporation's Amended and Restated Stock Option Plan.

         (g) Not applicable.

         (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          MPOWER HOLDING CORPORATION



                                          /s/ Russell I. Zuckerman
                                          --------------------------------------
                                          Russell I. Zuckerman
                                          Senior Vice President, General Counsel
                                               and Secretary

Date:  August 27, 2001

                                INDEX TO EXHIBITS

Exhibit
Number                              Description
------                              -----------

(a)(1)   Offer to Exchange, dated August 27, 2001.

(a)(2)   Form of Letter to Eligible Employees and Answers to Important
         Questions.

(a)(3)   Form of Election Form.

(a)(4)   Form of Notice of Change in Election From Accept to Reject.

(a)(5)   Form of Notice of Change in Election From Reject to Accept.

(a)(6) Mpower Communications Corp.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 8, 2001 and incorporated herein by reference.

(a)(7) Mpower Communications Corp.'s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 7, 2001 and incorporated herein by reference.

(a)(8) Mpower Communications Corp.'s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 14, 2001 and incorporated herein by reference.

(a)(9) Mpower Holding Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 14, 2001 and incorporated herein by reference.

(d)(1) Mpower Holding Corporation's Amended and Restated Stock Option Plan is incorporated by reference herein from Exhibit 4.1 to Mpower Holding Corporation's registration statement on Form S-8 filed with the Commission on July 3, 2001.

(d)(2) Primary Network Holdings, Inc. Stock Option Plan is incorporated by reference herein from Exhibit 4.2 to Mpower Holding Corporation's registration statement on Form S-8 filed with the Commission on July 3, 2001.

(d)(3) Amendment No. 1 to Primary Network Holdings, Inc. Stock Option Plan is incorporated by reference herein from Exhibit 4.3 to Mpower Holding Corporation's registration statement on Form S-8 filed with the Commission on July 3, 2001.

(d)(4) Form of New Stock Option Agreement pursuant to Mpower Holding Corporation's Amended and Restated Stock Option Plan.

                                                                  Exhibit (a)(1)


                           MPOWER HOLDING CORPORATION


            OFFER TO EXCHANGE OUTSTANDING OPTIONS GRANTED TO ELIGIBLE
          EMPLOYEES UNDER EMPLOYEE STOCK OPTION PLANS FOR NEW OPTIONS
================================================================================

          THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., EASTERN DAYLIGHT TIME, ON SEPTEMBER 27, 2001, UNLESS WE EXTEND THE OFFER.

================================================================================

                  Mpower Holding Corporation, which we refer to as "we," "the company" or "Mpower Holding," is offering each eligible employee the opportunity to exchange outstanding stock options granted under the Plans (as defined below) for new options (the "new options") that we will grant to purchase our common stock, par value $.001 per share (the "Common Stock"). We are making this offer upon the terms and subject to the conditions described in this "Offer to Exchange" and in the accompanying "Election Form" (which together, as they may be amended from time to time, constitute the "offer").



                               SUMMARY TERM SHEET

                  The following is a summary of the material terms of the offer. We urge you to read carefully the remainder of this Offer to Exchange and the accompanying Election Form because the information in this summary is not complete, and additional important information is contained in the remainder of this Offer to Exchange and the accompanying Election Form. Where appropriate, we have included references to the relevant sections in this Offer to Exchange where you can find a more complete description of the topics in this summary.

o Offer. Mpower Holding is offering each eligible employee the opportunity to exchange his or her outstanding options to purchase shares of our Common Stock, granted under each of the Amended and Restated Mpower Holding Corporation Stock Option Plan (the "Holding Plan") and Primary Network Holdings, Inc. Stock Option Plan (the "PNH Plan"; and, together with the Holding Plan, the "Plans") for new options. See "Section 1. Number of Options; Expiration Date."

o Eligible Options. "Eligible options" are options to purchase our Common Stock held by eligible employees that are currently outstanding under the Plans. See "Section 1. Number of Options; Expiration Date."

o Eligible Employees. You can participate in this exchange if you were and are an active employee of or an employee on an authorized leave of absence from Mpower Holding, Mpower Communications Corp. ("Mpower Communications") or one of their respective subsidiaries, referred to in this Offer to Exchange as "Mpower employees," on each of the following dates: June 25, 2001 and the date this offer expires. You may not participate in this offer if you were not an Mpower employee on each of these dates.

o Independent Decision for Each Eligible Option Grant. Under the Plans, each option grant is made pursuant to a separate option agreement. If you have been granted eligible options pursuant to multiple option agreements, you have multiple grants of eligible options. You will need to make a decision to accept this offer for each separate eligible option grant independently on the Election Form. If you wish to accept this offer for options granted pursuant to an option agreement, you must exchange all eligible options granted pursuant to that option agreement. No partial tenders with respect to eligible options granted pursuant to the same option agreement will be accepted. See "Section 1. Number of Options; Expiration Date."

o Exchange of Eligible Options for New Options. We will grant new options to those eligible employees who elect to tender their eligible options for exchange in this offer, subject to the terms and conditions explained in this Offer to Exchange. Each new option will be exercisable for the number of shares of Common Stock equal to seventy-five percent (75%) of the number of shares of Common Stock for which your eligible options are currently exercisable. We will multiply the number of shares of Common Stock for which you have been granted eligible options under the Plans by three-fourths (.75) to determine the number of shares of Common Stock for which your new options will be exercisable. For example, if you currently hold eligible options to purchase 1,000 shares of Common Stock at an exercise price of $8.75, you may exchange these eligible options for new options to purchase 750 shares of Common Stock. However, we will not issue any new options exercisable for fractional shares. Instead, we will round down to the nearest whole number of shares of Common Stock with respect to each grant of eligible options. The exact number of shares of Common Stock for which your outstanding eligible options are exercisable and the number of shares of Common Stock for which your new options will be exercisable are set forth in the accompanying Election Form. See "Section 1. Number of Options; Expiration Date."

     All new options will be issued under the Holding Plan and a new option agreement between you and us.

o Grant Date of Eligible Options. The new options will be granted on the date this offer expires (the "expiration date"), currently scheduled for September 27, 2001 unless we extend this offer. See "Section 1. Number of Options; Expiration Date."

o Exercise Price of the New Options. The exercise price of your new options will be equal to the closing sale price for our Common Stock as reported by the Nasdaq National Market on the expiration date. See "Section 2. Source and Amount of Consideration; Terms of New Options; Summary of the Option Plans - Exercise Price."

o Type of New Options. Whether you tender eligible incentive stock options or eligible nonqualified stock options, our Board of Directors has determined that all new options will be incentive stock options to the maximum extent permitted by law. See "Section 2. Source and Amount of Consideration; Terms of New Options; Summary of the Option Plans - Exercise Price." See "Section 13 Material U.S. Federal Income Tax Consequences." for a discussion of certain additional requirements for your new options to qualify as incentive stock options and the differing U.S. federal income tax treatments of incentive stock options and nonqualified stock options in the event that your new options are nonqualified stock options.

o Vesting Period and Term of the New Options. Each new option will vest over a three year period beginning on the expiration date. This is an improvement over most of the eligible option grants currently outstanding which have four year vesting schedules. The first vest date will be the first anniversary of the expiration date, when 1/3 (33 1/3 %) of the new options will become vested and exercisable. An additional 1/3 will vest and become exercisable on the second anniversary of the expiration date and the new options will be fully vested and exercisable on the third anniversary of the expiration date. Each new option will expire on the tenth anniversary of the expiration date. Your new options will vest over the three year period from the expiration date whether or not any or all of the eligible options you tender in exchange for such new options were fully or partially vested and exercisable. See "Section 2. Source and Amount of Consideration; Terms of New Options; Summary of the Option Plans - Vesting and Exercise."

o Effect on Eligible Options Not Tendered. If you do not tender any of your eligible options for exchange in this offer, or if we do not accept the eligible options you tender for exchange, you will keep all of your current eligible options and you will not receive any new options. No changes will be made to your current eligible options. However, if you currently have incentive stock options that are eligible options under this offer and you do not accept this offer, see Q19 below and "Section 13. Material U.S. Federal Income Tax Consequences."

o Conditions of the Offer. This offer is subject to a number of conditions, including the conditions described in "Section 7. Conditions of the Offer." of this Offer to Exchange. However, this offer is not conditioned on a minimum number of eligible option holders accepting this offer or a minimum number of eligible options being tendered for exchange. See "Section 7. Conditions of the Offer."

o Trading Prices for Our Common Stock. Our Common Stock is quoted on the Nasdaq National Market under the symbol "MPWR." On August 22, 2001, the last reported sale price for our Common Stock, as reported by the Nasdaq National Market, was $0.34 per share. We recommend that you obtain current market quotations for our Common Stock before deciding whether to elect to tender your eligible options for exchange. See "Section 8. Price Range of Our Common Stock."

o No Recommendation. Although our Board of Directors has approved this offer, neither we nor our Board of Directors makes any recommendation as to whether you should tender or refrain from tendering your eligible options for exchange. You must make your own decision whether to tender eligible options for exchange. See "Section 3. Purpose of the Offer."

o Effect of Our Reorganization to a Holding Company Structure on My Options. On June 28, 2001, we completed a reorganization of our business into a holding company structure whereby Mpower Holding became the parent company of Mpower Communications, the capital stockholders of Mpower Communications became the capital stockholders of Mpower Holding in the exact same proportions and options to purchase common stock of Mpower Communications, including options granted pursuant to the Plans, became options to purchase Common Stock of Mpower Holding. As of June 28, 2001, your eligible options to purchase common stock of Mpower Communications became options to purchase common stock of Mpower Holding and any shares of common stock of Mpower Communications which you held became shares of Common Stock of Mpower Holding in the exact same proportions. For more information about the reorganization, please see Mpower Holding's proxy statement and prospectus, dated April 16, 2001, which is available at no cost on the Securities and Exchange Commission's Website located at http://www.sec.gov. See "Section
     9. Information about Mpower Holding Corporation."

o How to Obtain More Information. Any questions or requests for assistance or additional copies of any documents referred to in or accompanying this Offer to Exchange may be directed to People Services at (716) 218-6550 or peopleservices@mpowercom.com. See "Section 16. Additional Information."


                                    IMPORTANT

o How to Participate; How to Accept This Offer. If you accept this offer, you must complete and sign the Election Form and return it to People Services, Mpower Holding Corporation, 175 Sully's Trail, Suite 300, Pittsford, New York 14534; fax: (716) 218-9047 by either fax, hand delivery or mail before 11:59 p.m., Eastern Daylight Time, on September 27, 2001, unless we extend this offer. You do not need to return the option agreements governing your eligible options to effectively elect to accept this offer. The information about this offer from us is limited to this Offer to Exchange, the Election Form and the other documents sent to you by us in connection with this offer. See "Section 4. Procedures."

o Offer Subject to Legal Requirements of Jurisdiction. We are not making this offer to, and we will not accept any options from, holders in any jurisdiction in which we believe this offer would not comply with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to eligible employees residing in any such jurisdiction. See "Section 17. Forward Looking Statements; Miscellaneous."

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR ELIGIBLE OPTIONS FOR EXCHANGE PURSUANT TO THIS OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT, IN THE ACCOMPANYING ELECTION FORM AND THE OTHER DOCUMENTS SENT TO YOU BY US IN CONNECTION WITH THIS OFFER. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU

MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.


                                                 TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----
SUMMARY TERM SHEET................................................................................................1

QUESTIONS AND ANSWERS ABOUT THIS OFFER............................................................................8

THE OFFER........................................................................................................16

1.       Number of Options; Expiration Date......................................................................16

2.       Source and Amount of Consideration; Terms of New Options; Summary of the Option Plans...................17

3.       Purpose of the Offer....................................................................................22

4.       Procedures..............................................................................................23

5.       Change in Election......................................................................................24

6.       Acceptance of Options for Exchange and Cancellation and Issuance of New Options.........................25

7.       Conditions of the Offer.................................................................................25

8.       Price Range of Our Common Stock.........................................................................27

9.       Information about Mpower Holding Corporation............................................................28

10.      Interests of Directors and Officers; Transactions and Arrangements about the Options....................30

11.      Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer.....................30

12.      Legal Matters; Regulatory Approvals.....................................................................31

13.      Material U.S. Federal Income Tax Consequences...........................................................31

14.      Extension of Offer; Termination; Amendment..............................................................33

15.      Fees and Expenses.......................................................................................34

16.      Additional information..................................................................................34

17.      Forward Looking Statements; Miscellaneous...............................................................36


SCHEDULE A-- Information About the Directors and Executive Officers of
         Mpower Holding Corporation.............................................................................A-1


                     QUESTIONS AND ANSWERS ABOUT THIS OFFER

                  The following are answers to some of the questions that you may have about this offer. We urge you to carefully read the remainder of this Offer to Exchange and the accompanying Election Form because the information about this offer in this discussion is not complete, and additional important information is contained in the remainder of this Offer to Exchange and the accompanying Election Form.

Ql.      What securities are we offering to exchange?

                  We are offering each eligible employee the opportunity to exchange his or her outstanding options to purchase shares of our Common Stock granted under the Plans for new options. See "Section 1. Number of Options; Expiration Date."

Q2.      Why are we making this offer?

                  We are committed to the concept of employees as owners. Because of the recent stock market volatility, especially in the telecommunications sector, many of our outstanding options have exercise prices that are significantly higher than the current market price of our Common Stock. Our Board of Directors and management team decided to make this offer to help maintain our commitment to employees as partners in our business.

Q3.      Are there conditions to this offer?

                  This offer is subject to a number of conditions, including the conditions described in "Section 7. Conditions of the Offer." However, this offer is not conditioned on a minimum number of eligible option holders accepting this offer or a minimum number of eligible options being tendered for exchange.

Q4. Are there any eligibility requirements I must satisfy in order to receive the new options?

                  You must have been an "Mpower employee" on each of June 25, 2001 and the date this offer expires in order to receive new options pursuant to this offer. If you are not an "Mpower employee" on each of those dates, you will not be eligible to accept this offer. An "Mpower employee" is either an active employee of, or an employee on an authorized leave of absence from Mpower Holding, Mpower Communications or one of their respective subsidiaries.

Q5.      What types of leave of absence are considered "authorized leaves"?

                  An authorized leave of absence is a leave of absence that has been approved in accordance with policy or practice by Mpower Holding, Mpower Communications or one of their respective subsidiaries that employs you, at the end of which it is expected that you will return to active employment with Mpower Holding, Mpower Communications or one of their respective subsidiaries. Authorized leaves include approved bereavement leave, family medical leave, personal medical leave, including short term disability and long term disability, jury duty leave, maternity and paternity leave and military leave.

Q6. What if I am an Mpower employee when the offer expires, but not an Mpower employee on the first anniversary of the expiration date, when the new options begin to vest?

                  If you will not be an Mpower employee on the first anniversary of the expiration date, when the new options begin to vest, we recommend that you not accept this offer. Your eligible options may currently be fully or partially vested. If you do not accept this offer, you will be able to exercise your eligible options for the period set forth in the option agreement governing your eligible options (generally 30 days) after your employment ends to the extent those options are vested on the day your employment ends. However, if you accept this offer, your eligible options will be cancelled. None of the new options you receive will have vested if your employment ends prior to the first anniversary of the expiration date. As a result, when your employment ends, you will forfeit your new options. We recommend that you carefully review each option agreement or other similar agreement governing your eligible options with your personal advisors. The option agreements detail the terms and conditions of your eligible options and the description of your eligible options in this Offer to Exchange and the related documents are qualified in their entirety by such option agreements.

                  To obtain additional copies of your options agreements, please contact People Services at (716) 218-6550 or peopleservices@mpowercom.com

Q7. How many new options will I receive in exchange for the eligible options I tender for exchange in this offer?

                  Each new option will be exercisable for the number of shares of Common Stock equal to seventy-five percent (75%) of the number of shares of Common Stock for which your eligible options are currently exercisable. We will multiply the number of shares of Common Stock for which you have been granted eligible options under the Plans by three-fourths (.75) to determine the number of shares of Common Stock for which your new options will be exercisable. However, we will not issue any new options exercisable for fractional shares. Instead, we will round down to the nearest whole number of shares of Common Stock with respect to each grant of eligible options. All new options will be issued under the Holding Plan and a new option agreement between you and us.

                  The exact number of shares of Common Stock for which your eligible options are exercisable and the number of shares of Common Stock for which your new options will be exercisable are set forth in the accompanying Election Form.

                  Here are some examples:

         o If you tender for exchange an eligible option to purchase 1,000 shares of Common Stock that vests in full over four years, you will receive a new option to purchase 750 shares of Common Stock (the product of (.75) and 1,000 shares of Common Stock equals 750 shares of Common Stock) that vests in full over three years.

         o If you exchange an eligible option to purchase 1,525 shares of Common Stock that will be fully vested in one year, you will receive a new option to purchase

                  1,143 shares of Common Stock that vests in full over three years (the product of (.75) and 1,500 shares of Common Stock equals 1,143.75 shares of Common Stock which, when rounded down to the nearest whole number, is 1,143).

Q8.      When will I receive my new options?

                  The new options will be granted on the expiration date of this offer, currently scheduled for September 27, 2001 unless we extend this offer. We expect to distribute the new option agreements within six to eight weeks after the expiration date. See "Section 6. Acceptance of Options for Exchange and Cancellation and Issuance of New Options."

Q9. Will the terms of my new options be the same as the terms of my eligible options?

                  The new options will be issued pursuant to the Holding Plan. No new options will be granted under the PNH Plan. A new option agreement will be executed between each option holder who accepts this offer and Mpower Holding. Except with respect to: (1) the number of shares of our Common Stock for which the new options are exercisable; (2) the exercise price; (3) the date that the new options vest and are exercisable; (4) the termination date; and as otherwise specified in this Offer to Exchange, the terms and conditions of the new options will be substantially the same as the terms and conditions of the eligible options. See "Section 2. Source and Amount of Consideration; Terms of New Options; Summary of the Option Plans."

Q10.     What will the exercise price of the new options be?

                  The exercise price of your new options will be equal to the closing sale price for our Common Stock as reported by the Nasdaq National Market on the expiration date

Q11.     When will the new options vest?

                  Each new option will vest over the three-year period beginning on the expiration date, the date the new options will be granted, as follows:

                  --------------------------------------------------------------
                                   Date                        Percent Vested
                  --------------------------------------------------------------
                    1st anniversary of expiration date            33 1/3 %
                  --------------------------------------------------------------
                    2nd anniversary of expiration date            66 2/3 %
                  --------------------------------------------------------------
                    3rd anniversary of expiration date              100 %
                  --------------------------------------------------------------


                  In addition, all new stock options will vest in full immediately upon a "change of control" of Mpower Holding. See "Section 2. Source and Amount of Consideration; Terms of New Options; Summary of the Option Plans - Change of Control."

                  This is an improvement over most of the eligible option grants currently outstanding, which have four year vesting schedules. You should note, however, that some or all of your outstanding options that you elect to tender for exchange may already be vested and exercisable. None of the new options you receive in the offer will be exercisable until the first anniversary of the expiration date. Your new options will vest over the three-year period from the expiration date as described above, whether or not any or all of the eligible options tendered in exchange for such new options are fully or partially vested and exercisable. If your employment terminates prior to the first anniversary of the expiration date all your new options will be forfeited. If your employment terminates prior to the third anniversary of the expiration date, the unvested portion of your new options will be forfeited. See "Section 2. Source and Amount of Consideration; Terms of New Options; Summary of the Option Plans - Vesting and Exercise."

Q12. Will I have to wait longer to purchase shares of Common Stock under my new options than I would under the eligible options I exchange?

                  Yes, the new options you receive in exchange for your eligible options will not be vested, even if the eligible options you exchange are currently fully or partially vested. Your new options will not be fully exercisable until the third anniversary of the expiration date. You should note that your employment with the company is "at will" and may be terminated by the Company at any time. If your employment terminates prior to the third anniversary of the expiration date, the unvested portion of your new options will be forfeited. If your employment terminates prior to the first anniversary of the expiration date all your new options will be forfeited. We urge you to consider your future career plans in determining whether or not to tender any eligible options for exchange in this offer.

Q13.     When will the new options expire?

                  The new options will expire on the tenth anniversary of the expiration date.

Q14.     How does an authorized leave of absence impact this offer?

                  An authorized leave of absence will not have any impact on the number of shares of our Common Stock you may purchase by exercising your new options. However, the Compensation Committee of our Board of Directors may treat all or any part of any period during which an option holder is on an authorized leave of absence from Mpower Holding, Mpower Communications or one of their respective subsidiaries as a period of employment for purposes of the employee's accrual of rights under an option or, alternatively, may suspend the accrual of such rights during such period. If you are currently on an authorized leave, and the vesting of your eligible options is suspended pursuant to the Compensation Committee's authority as described above, if you accept this offer your new options will not begin to vest until you return to work. If your new options expire before your new options vest in full because vesting was suspended while you were on leave, any unvested portion of your new options will be forfeited. This policy may vary as required by law.

Q15. If I elect to exchange eligible options, do I have to exchange all of my eligible options or can I just exchange some of them?

                  Under the Plans, each option grant is made pursuant to a separate option agreement. Therefore, if you have been granted eligible options pursuant to multiple option agreements, you have multiple grants of eligible options. You will need to make a decision to accept this offer for each separate eligible option grant independently. If you wish to accept this offer for options granted pursuant to an option agreement, you must exchange all eligible options granted pursuant to that option agreement. No partial tenders with respect to eligible options granted pursuant to the same option agreement will be accepted.

Q16. What happens to eligible options that I tender and are accepted for exchange pursuant to this offer?

                  On the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we will timely accept the eligible options tendered for exchange and cancel all eligible options properly tendered for exchange and not validly withdrawn before the expiration date, and you will no longer have any rights with respect to those eligible options.

Q17.     Will I have to pay taxes if I exchange my options in this offer?

                  If you accept this offer, you will not recognize income for U.S. federal income tax purposes at the time of the exchange or at the time we grant new options to you. We recommend that you consult with your own tax advisor to determine the tax consequences of accepting this offer. See "Section
13. Material U.S. Federal Income Tax Consequences."

Q18.     Will my new options be incentive stock options?

                  Generally yes. All new options are intended to qualify as incentive stock options to the maximum extent permitted by law. This is true even if your eligible options are nonqualified options. The requirements of incentive stock options are set forth in "Section 13. Material U.S. Federal Income Tax Consequences - Eligibility for Incentive Stock Options." Your particular situation may make it impossible for all or a portion of your new options to satisfy the requirements and qualify as incentive stock option. In the event that your new options do not qualify as incentive stock options, they will be nonqualified stock options. "Section 13. Material U.S. Federal Income Tax Consequences - Eligibility for Incentive Stock Options" includes a discussion of the differing U.S. federal income tax treatments of incentive stock options and nonqualified stock options. We urge you to consult your tax advisor prior to accepting this offer.

Q19. If I have incentive stock options, what happens if I elect not to exchange them in this offer?

                  We do not believe that our offer to you will change any of the terms of your eligible incentive stock options if you do not accept this offer. You will not be subject to current income tax if you do not elect to exchange your eligible incentive stock options for new options. However, the IRS may characterize our offer to you as a "modification" of those incentive stock options, even if you decline this offer. A successful assertion by the IRS that the options are modified could extend the holding period for the options to qualify for favorable tax treatment and cause a portion of your incentive stock options to be treated as nonqualified stock options.

                  If you choose not to exchange your eligible options, we recommend that you consult with your own tax advisor to determine the tax consequences of the sale of our Common Stock that you will receive when you exercise those options. See "Section 13. Material U.S. Federal Income Tax Consequences."

Q20.     What accounting impact will the offer have on Mpower Holding?

                  As a result of our decision to extend this offer to our employees, all new options and all eligible options that are not exchanged and cancelled will be treated for financial reporting purposes as variable awards. This means that we will be required to record the noncash accounting impact of decreases and increases in the price of our Common Stock as compensation expense in connection with the new options and any eligible options that are not exchanged and cancelled. We will have to continue this variable accounting with respect to these options until the options are exercised, forfeited or terminated. The higher the market value of our Common Stock, the greater the compensation expense we will record. Although Mpower is required to record this compensation expense it in no way affects your compensation or income for tax purposes.

Q21. Can I continue to exercise my vested eligible options between August 27, 2001 and the expiration date of this offer (currently scheduled for September 27, 2001)?

                  You can exercise vested options, including vested eligible options, during this period. However, eligible options that you exercise during this period will no longer be outstanding and will not be available for tender, cancellation and exchange in this offer.

Q22. When does this offer expire? Can this offer be extended, and if so, how will I know if it is extended?

                  This offer expires on September 27, 2001, at 11:59 p.m., Eastern Daylight Time, unless we extend it (the "expiration date").

                  Although we do not currently intend to do so, we may, in our discretion, extend this offer at any time. If we extend this offer, we will publicly announce the extension no later than 9 a.m., Eastern Daylight Time, on the day after the previous expiration date. See "Section 14. Extension of Offer; Termination; Amendment."


Q23.     What do I need to do?

                  If you decide to accept this offer, please sign and completely fill out the Election Form and deliver it to People Services, Mpower Holding Corporation, 175 Sully's Trail, Suite 300, Pittsford, New York 14534; fax: (716) 218-9047, by either fax, hand delivery or mail before 11:59 p.m., Eastern Daylight Time, on the expiration date. If you have questions about delivery, you may contact People Services at (716) 218-6550 or peopleservices@mpowercom.com. You should review this Offer to Exchange, the Election Form and all of their attachments before making your election. We will only accept a paper copy of your Election Form, either by mail, hand delivery or fax. Delivery by email will not be accepted.

                  If we extend this offer beyond September 27, 2001, then you must complete, sign and deliver the Election Form as described above before the extended expiration date of this offer. We may reject any eligible options to the extent that we determine the Election Form is not properly completed or to the extent that we determine it would be unlawful to accept the eligible options. Subject to our rights to extend, terminate or amend this offer, we currently expect to accept all properly tendered options promptly after this offer expires. If you do not sign and deliver the Election Form before this offer expires, it will have the same effect as if you rejected this offer.

                  If you cannot deliver your Election Form to People Services, then you should contact them at (716) 218-6550 or peopleservices@mpowercom.com.

Q24.     During what period of time may I change my previous election?

                  You may change your previous election at any time before 11:59 p.m., Eastern Daylight Time, on September 27, 2001. If we extend this offer beyond that time, you may change your previous election at any time until the extended expiration date of this offer. To change your election, you must deliver a change of election form to People Services, Mpower Holding Corporation, 175 Sully's Trail, Suite 300, Pittsford, New York 14534; fax: (716) 218-9047 by either fax, hand delivery or mail before this offer expires. You may obtain a change of election by calling People Services at (716) 218-6550. You may change your election more than once. See "Section 5. Change in Election."

Q25. What happens to my options if I do not accept this offer or if my options are not accepted for exchange?

                  Nothing. If you do not accept this offer, or if we do not accept the options you tender for exchange, you will keep all of your current eligible options and you will not receive any new options. No changes will be made to your current eligible options. However, if you currently have incentive stock options that are eligible options under this offer and you do not accept this offer, see Q19 above.

Q26. How will I know if Mpower Holding has received my Election Form electing to tender my eligible options?

                  We will give you oral or written notice of our acceptance for exchange and cancellation of eligible options validly tendered for exchange and not properly withdrawn as of the expiration date as soon as practicable after the expiration date. After we accept tendered eligible options for exchange, we will send each option holder who accepted this offer a letter confirming the new options that we granted to the option holder.

Q27.     What do we and our Board of Directors think of the offer?

                  Although our Board of Directors has approved this offer, neither we nor our Board of Directors makes any recommendation as to whether you should tender or refrain from tendering your eligible options for exchange. You must make your own decision whether to tender eligible options. The Compensation Committee of our Board of Directors recognizes that the decision to accept this offer is an individual one that should be based on a variety of factors and you should consult with your personal advisors if you have questions about your financial or tax situation.

Q28.     How should I decide whether or not to participate?

                  You should consider the following and other applicable factors before deciding to tender any or all of your eligible options for exchange in this offer. Some or all of your eligible options may already be either partially or fully vested and exercisable. These eligible options may vest or become exercisable, at least partially, prior to the first anniversary of the expiration date. None of the new options you receive in exchange for eligible options tendered for exchange in this offer will vest or become exercisable prior to the first anniversary of the expiration date and they will not become fully vested and exercisable until the third anniversary of the expiration date. In addition, some or all of your eligible options may have exercise prices close to the exercise price of the new options, which is equal to the closing sale price for our Common Stock as reported by the Nasdaq National Market on the expiration date. These eligible options may vest or become exercisable, at least partially, prior to the first anniversary of the expiration date. The Compensation Committee of our Board of Directors recognizes that the decision to accept this offer is an individual one that should be based on a variety of factors and they strongly encourage you to consult with your personal advisors if you have questions about your financial or tax situation. The decision to participate must be your personal decision.

Q29.     Who can I talk to if I have questions about this offer?

                  For additional information or assistance, you should contact:

                  People Services
                  Mpower Holding Corporation
                  175 Sully's Trail
                  Suite 300
                  Pittsford, New York 14543
                  telephone:  (716) 218-6550
                  e-mail:  peopleservices@mpowercom.com

                                    THE OFFER

1.       Number of Options; Expiration Date.

                  We are offering each eligible employee the opportunity to exchange his or her outstanding options to purchase shares of our Common Stock, granted under the Plans for new options. Only eligible employees may accept this offer and participate in the exchange.

                  This offer is subject to the terms and conditions described in this Offer to Exchange and the accompanying Election Form. We will only accept eligible options that are properly tendered and not validly withdrawn in accordance with "Section 6. Acceptance of Options for Exchange and Cancellation and Issuance of New Options," before this offer expires on the expiration date.

                  Under the Plans, each option grant is made pursuant to a separate option agreement. Therefore, if you have been granted eligible options pursuant to multiple option agreements, you have multiple grants of eligible options. You will need to make a decision to accept this offer for each separate eligible option grant independently on the Election Form. If you wish to accept this offer for options granted pursuant to an option agreement, you must exchange all eligible options granted pursuant to that option agreement. No partial tenders with respect to eligible options granted pursuant to the same option agreement will be accepted.

                  Each new option will be exercisable for the number of shares of Common Stock equal to seventy-five percent (75%) of the number of shares of Common Stock for which your eligible options are currently exercisable. For example, if you currently hold eligible options to purchase 1,000 shares of Common Stock at an exercise price of $8.75, you may exchange these eligible options for new options to purchase 750 shares of Common Stock at an exercise price that is equal to the closing sale price for our Common Stock as reported by the Nasdaq National Market on the expiration date. See "Section 2. Source and Amount of Consideration; Terms of New Options; Summary of the Option Plans - Exercise Price." However, we will not issue any new options exercisable for fractional shares. Instead, we will round down to the nearest whole number of shares of Common Stock with respect to each grant of eligible options. All new options will be issued under the Holding Plan and a new option agreement between you and us. The exact number of shares of Common Stock for which your outstanding eligible options are exercisable and the number of shares of Common Stock for which your new options will be exercisable are set forth in the accompanying Election Form.

                  The term "expiration date" means 11:59 p.m., Eastern Daylight Time, on September 27, 2001, unless and until we, in our discretion, extend the period of time during which this offer will remain open. If we extend the period of time during which this offer remains open, the term "expiration date" will refer to the latest time and date at which this offer expires. See "Section 14. Extension of Offer; Termination; Amendment" for a description of our rights to extend, delay, terminate and amend this offer. We expect to grant the new options on the expiration date.

                  If we decide to do any of the following, we will publish a notice:

         o increase or decrease what we will give you in exchange for your eligible options; or

         o increase or decrease the number of options eligible to be exchanged in this offer.

                  If this offer is scheduled to expire within ten business days from the date notice of any of the actions described above is published, we will extend this offer for a period of ten business days after the date such notice is published.

                  A "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Daylight Time.

2. Source and Amount of Consideration; Terms of New Options; Summary of the Option Plans.

                  Consideration for Eligible Options: Each new option will be exercisable for the number of shares of Common Stock equal to seventy-five percent (75%) of the number of shares of Common Stock for which your eligible options are currently exercisable.

                  As of August 22, 2001, approximately 8,550,551 options to purchase our Common Stock were issued and outstanding. Of these options, approximately 8,496,926 options were eligible options granted to eligible employees, which represents approximately 99.4% of all options outstanding as of August 22, 2001.

                  If we receive and accept the tender of all outstanding eligible options, we will grant new options to purchase a total of 6,372,694 shares of our Common Stock. The Common Stock issuable upon exercise of the new options, if we receive and accept the tender of all outstanding eligible options, will equal approximately 10.7% of the total shares of our Common Stock outstanding as of August 22, 2001.

                  Terms of New Options. The new options will be issued pursuant to the Holding Plan. No new options will be granted under the PNH Plan. A new option agreement will be executed between each option holder who accepts this offer and Mpower Holding. Except with respect to:

         o the number of shares of our Common Stock for which the new options are exercisable;

         o        the exercise price;

         o        the date that the new options vest and are exercisable;

         o        the termination date; and

as otherwise specified in this Offer to Exchange, the terms and conditions of the new options will be substantially the same as the terms and conditions of the eligible options.

                  Summary of the Option Plans. The following discussion summarizes the material terms of the Plans and the options granted under the Plans.

                  Our statements in this Offer to Exchange concerning the Plans and the new options are merely summaries and do not purport to be complete. The statements are subject to and qualified in their entirety by reference to all provisions of the Plans and the option agreements evidencing your new options. The actual terms of your eligible options may differ from this description. The form of the new option agreement has been filed with the Securities and Exchange Commission as an exhibit to the Schedule TO relating to this offer. Please contact People Services at (716) 218-6550 or peopleservices@mpowercom.com to request copies of the Plans, your option agreements relating to your eligible options or the form of the new option agreement relating to new options. Copies will be provided promptly and at our expense.

         o General. The maximum number of shares of our Common Stock available for issuance under the Holding Plan is 12,960,000. Currently there are 4,431,607 shares of Common Stock available for issuance under the Holding Plan; however, this amount will increase based upon the number of eligible options tendered for exchange in this offer. The Holding Plan permits the granting of options intended to qualify as incentive stock options under the Internal Revenue Code and the granting of options that do not qualify as incentive stock options.

                  No additional grants will be made pursuant to the PNH Plan.

         o Administration. The Plans are administered by the Compensation Committee of our Board of Directors, consisting of at least two "non-employee directors" as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Compensation Committee members are appointed by our Board of Directors from its membership to serve at the pleasure of the Board of Directors. The Board of Directors may remove members from or add members to the Compensation Committee at any time.

         o Eligibility. Options may be granted under the Plans to those employees and consultants selected by the Compensation Committee who have and exercise key management functions or who discharge other responsibilities important to the success of Mpower Holding. The Holding Plan also permits grants of options to certain directors.

         o Term. Generally, the Compensation Committee determines the term of options, which may not exceed ten years from the date of grant. The new options to be granted pursuant to the offer will have a term of ten years from the expiration date of this offer.

         o Termination of Employment. Upon termination of your employment for any reason (including death or disability), your options will be exercisable for thirty days from the date of termination to the extent your options are exercisable on the date of your termination. Any options not exercised during such time period will terminate.

         o Vesting and Exercise. Each new option will vest over a three year period beginning on the expiration date. The first vest date will be the first anniversary of the expiration date, when 1/3 of the new options will become vested and exercisable. An additional 1/3 will vest and become exercisable on the second anniversary of the expiration date and the new options will be fully vested and exercisable on the third anniversary of the expiration date. Outstanding eligible options generally vest 25% on each of the first four anniversaries following the date of grant. The Compensation Committee has the authority to determine the time or times at which options granted under the Plans may be exercised. The Compensation Committee may also accelerate the exercisability of options.

         o Change of Control. In the event of a change of control of Mpower Holding, all new options will immediately vest in full. A change of control generally includes: (i) a transaction in which more than 50% of the combined voting power of Mpower Holding is owned by persons who were not stockholders of Mpower Holding prior to the transaction; (ii) the sale, transfer or other disposition of all or substantially all of Mpower Holding's assets; (iii) certain changes to the composition of the Board of Directors of Mpower Holding; and
                  (iv) any transaction in which any person becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange
                  Act) of securities of Mpower Holding representing at least 50% of the total voting power of Mpower Holding.

         o Exercise Price. The new options will be granted on the expiration date. The exercise price of your new options will be equal to the closing sale price for our Common Stock as reported by the Nasdaq National Market on the expiration date.

         o Method of Exercising. You may exercise your options, in whole or in part, by delivering a written notice to Mpower Holding's Secretary, Assistant Secretary or Chief Financial Officer setting forth your election to exercise, the number of shares of Common Stock with respect to which the option rights are being exercised and any other representations and agreements as may be required by Mpower Holding in order to comply with applicable securities laws and loan agreements entered into by Mpower Holding and by paying the option price of the shares purchased. The permissible methods of payment of the option exercise price include cash and may also include the following (where permitted by law and approved by the Compensation Committee):

                  (i)      delivery of a promissory note;

                  (ii) cancellation of indebtedness of Mpower Holding to you;

                  (iii) surrender of shares of Common Stock of Mpower Holding having a fair market value equal to the exercise price of the option;

                  (iv) by instructing Mpower Holding to withhold shares otherwise issuable pursuant to an exercise of an option having a fair market value equal to the exercise price of the option;

                  (v) waiver of compensation due or accrued to you for services rendered; or

                  (vi)     any other means approved by the Compensation
                           Committee.

                  The Company may appoint a third party vendor to facilitate option exercises.

         o Restrictive Covenants. New options granted to you will be subject to your compliance with certain restrictive covenants including the following:

                  (i) you will not disclose any confidential information of Mpower Holding, without the express written consent of Mpower Holding;

                  (ii) you will assign to Mpower Holding all ideas, innovations and inventions conceived by you, alone or with others, during your employment, whether or not during working hours, that are within the scope of Mpower Holding's business operations or that relate to any work or projects of Mpower Holding; and

                  (iii) for a period of two years following the later of the expiration of the stock option agreement or your termination of employment for any reason, you will not:

                           (a) solicit any officer or employee of Mpower Holding or any of its direct subsidiaries;

                           (b) solicit any former employee of Mpower Holding or its subsidiaries who was employed during the six month period immediately preceding your date of termination;

                           (c)      solicit any client of Mpower Holding; or

                           (d) divert to any person or entity any client or business opportunity which relates to the business of Mpower Holding or any of its direct subsidiaries.
                  In the event that you breach one of the foregoing covenants, your options will terminate. In the event that the breach occurs within two years of your termination of employment with Mpower Holding, (i) you must surrender all shares you acquired upon exercise to Mpower Holding for cancellation in exchange for payment by Mpower Holding of the aggregate exercise price paid for such shares and (ii) you must remit to Mpower Holding the proceeds of the sale of any shares acquired through the exercise of the option, less the exercise price paid for such shares. You should note that some or all of your eligible options may not have been subject to these restrictive covenants. All new options will be subject to these restrictive covenants.

         o Transferability. Your new options will not be transferable except by will or the laws of descent and distribution.

         o Shareholder Rights. You will not have any rights as a stockholder with respect to any shares covered by any options until you exercise your options and are issued a certificate for such shares.

         o No Rights to Employment. The granting of options to you does not confer any right to continued employment or interfere with Mpower Holding's right to terminate your employment at any time.

         o Change in Capitalization. Generally, the Plans provide that the number and price of shares covered by an option, the number of shares that become exercisable at any one time and the total number of shares that may be optioned or sold under the Plans will be proportionately adjusted to reflect any share dividend, share split or share combination or any recapitalization of Mpower Holding.

                  The Holding Plan also provides that we have the right to make adjustments, reclassifications, reorganizations or changes to our capital or business structure or to merge, consolidate, dissolve, liquidate, sell or transfer all or any part of its business or assets. In the event that we are a party to an agreement to sell all or substantially all of our assets, a merger or other reorganization, all outstanding options will be subject to the agreement of sale, merger or reorganization which may provide (i) for the assumption of outstanding options by the surviving corporation or its parent, (ii) for the continuation of outstanding options by Mpower Holding,
                  (iii) for accelerated termination and redemption of options in stock or cash or (iv) for other arrangements which provide a per share economic benefit at least equal to the difference between the fair market value of the consideration received for each share in the transaction and the option price.

         o Amendment and Termination. Our Board of Directors may terminate or amend the Holding Plan at any time, except that it may not alter or impair rights under any outstanding options without consent from the option holder, and without the prior approval of a majority of the stockholders, it may not: (i) increase the number of shares that may be optioned or sold under the Holding Plan; (ii) extend the expiration date of the Holding Plan; (iii) change the class or persons eligible to receive options under the Holding Plan; (iv) increase benefits accruing to participants under the Holding Plan; or (v) materially modify the eligibility requirements.

                  Our Board of Directors may terminate or modify the PNH Plan as it deems advisable except that it may not make any modifications requiring by law stockholder approval without such approval or adversely affect the rights of an option holder without the consent of such option holder.

         o Registration of Option Shares. All shares of Common Stock issuable upon exercise of options under the Plans, including the shares of Common Stock that will be issuable upon exercise of all new options, have been registered under the Securities Act of 1933, as amended (the "Securities Act") on a registration statement on Form S-8 filed with the Securities and Exchange Commission, together with any amendments thereto. Unless you are considered an "affiliate" of Mpower Holding, you will be able to sell your shares of our Common Stock received upon the exercise of your new options free of any transfer restrictions under applicable securities laws.

3.       Purpose of the Offer.

                  Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our Common Stock. By making this offer we intend to maximize value for our stockholders by creating better performance incentives for, and thus increasing retention of, our employees.

                  Except as otherwise described in this Offer to Exchange or in our filings with the Securities and Exchange Commission, we presently have no plans or proposals that relate to or would result in:

         o an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

         o purchase, sale or transfer of a material amount of our assets or any of our subsidiary's assets;

         o any material change in our present dividend rate or policy, or our indebtedness or capitalization;

         o any change in our present Board of Directors or senior management, including a change in the number or term of directors or to fill any existing board vacancies or change any executive officer's material terms of employment;

         o any other material change in our corporate structure or business;

         o our Common Stock not being authorized for quotation in an automated quotation system operated by a national securities association;

         o our Common Stock becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act;

         o        the suspension of our obligation to file reports pursuant to section 15(d) of the Exchange Act;

         o the acquisition by any person of any of our securities or the disposition by any person of any of our securities; or

         o a change to our certificate of incorporation or bylaws, or any actions which may make it more difficult for any person to acquire control of Mpower Holding.

                  Although our Board of Directors has approved the making of this offer, neither we nor our Board of Directors makes any recommendation as to whether you should tender or refrain from tendering your eligible options. You must make your own decision whether to tender eligible options.

                  You should consider the following and other applicable factors before deciding to tender any or all of your eligible options for exchange in this offer. Some or all of your eligible options may already be either partially or fully vested and exercisable. These eligible options may vest or become exercisable, at least partially, prior to the first anniversary of the expiration date. None of the new options you receive in exchange for eligible options tendered for exchange in this offer will vest or become exercisable prior to the first anniversary of the expiration date and they will not become fully vested and exercisable until the third anniversary of the expiration date. In addition, some or all of your eligible options may have exercise prices close to the exercise price of the new options, which is equal to the closing sale price for our Common Stock as reported by the Nasdaq National Market on the expiration date. These eligible options may vest or become exercisable, at least partially, prior to the first anniversary of the expiration date.

                  The Compensation Committee of our Board of Directors recognizes that the decision to accept this offer is an individual one that should be based on a variety of factors and you should consult with your personal advisors if you have questions about your financial or tax situation.

4.       Procedures.

                  If you accept this offer, you must complete and sign the Election Form and return it to People Services, Mpower Holding Corporation, 175 Sully's Trail, Suite 300, Pittsford, New York 14534; fax: (716) 218-9047, by either fax, hand delivery or mail before 11:59 p.m., Eastern Daylight Time, on September 27, 2001, unless we extend this offer. You do not need to return the option agreements governing your eligible options to effectively elect to accept this offer. The information about this offer from us is limited to this Offer to Exchange, the Election Form and the other documents sent to you by us in connection with this offer. We will only accept a paper copy of your Election Form, by either mail, hand delivery or fax. Delivery by email will not be accepted. You do not need to return your option agreements governing your eligible options to effectively elect to accept this offer.

                  We strongly encourage you to consult your tax and financial advisors before completing your Election Form.

                  Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects: We will determine, in our discretion, all questions as to the number of shares of our Common Stock for which eligible options are exercisable and the validity, form, eligibility (including time of receipt) and acceptance of Election Forms and change of election forms. Our determination of these matters will be final and binding on all parties. We may reject any or all Election Forms, change of election forms or eligible options tendered for exchange pursuant to this offer to the extent that we determine they were not properly executed or delivered or to the extent that we determine it is unlawful to accept the eligible options tendered for exchange pursuant to this offer. Otherwise, subject to our rights to extend, terminate or amend this offer we will accept eligible options properly and timely tendered for exchange pursuant to this offer that are not validly withdrawn. We may waive any of the conditions of this offer or any defect or irregularity in any Election Form or change of election form with respect to any particular eligible options or any particular option holder. No eligible options will be properly tendered for exchange pursuant to this offer until all defects or irregularities have been cured by the eligible option holder tendering the eligible options for exchange or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities involved in the tender or exchange of any eligible options pursuant to this offer, and no one will be liable for failing to give notice of any defects or irregularities.

                  Our Acceptance Constitutes an Agreement: If you elect to tender for exchange your eligible options pursuant to this offer and you tendered for exchange your eligible options according to the procedures described above, you will accept the terms and conditions of this offer. Our acceptance of eligible options that are properly tendered for exchange will form a binding agreement between us and you on the terms and subject to the conditions of this offer.

                  Subject to our rights to extend, terminate and amend this offer, we currently expect that we will accept promptly after the expiration date of this offer all eligible options properly tendered for exchange that have not been validly withdrawn.

5.       Change in Election.

                  You may only change your election by following the procedures described in this Section 5. If you elect to accept this offer and exchange any of your eligible options and you later want to change your election to reject this offer with respect to any or all of the eligible options previously tendered by you for exchange you must reject this offer with respect to all your eligible options granted pursuant to each option agreement between you and us. No partial rejections with respect to eligible options granted pursuant to the same option agreement will be accepted. If you elect to reject this offer with respect to any or all of the eligible options held by you and you later want to change your election to accept this offer and tender for exchange any or all of your eligible options, you must accept this offer with respect to all eligible options granted pursuant to the same option agreement. We will only accept a paper copy of your change of election, either by mail, hand delivery or fax. Delivery by email will not be accepted.

                  You may change your election at any time before 11:59 p.m., Eastern Daylight Time, on September 27, 2001. If we extend this offer beyond that time, you may change your election at any time until the extended expiration date of this offer. In addition, unless we accept your tendered eligible options for exchange or cancellation before 9:00 a.m., Eastern Daylight Time, on the business day after the expiration date, you may withdraw your tendered eligible options at any time after the expiration date.

                  To change your election, you must deliver a change of election form to People Services, Mpower Holding Corporation, 175 Sully's Trail, Suite 300, Pittsford, New York 14534; fax: (716) 218-9047, by either fax, hand delivery or mail before this offer expires. The change of election form must be signed by you, have your name and employee number on it, and must clearly indicate for which eligible option grants you elect to accept or reject the offer. You may obtain a change of election form by contacting People Services, Mpower Holding Corporation, (716) 218-6550.

                  Neither we nor any other person is obligated to give notice of any defects or irregularities in any change of election form, and no one will be liable for failing to give notice of any defects or irregularities. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of change of election forms. Our determination of these matters will be final and binding on all parties.

6. Acceptance of Options for Exchange and Cancellation and Issuance of New Options.

                  On the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we will timely accept the eligible options tendered for exchange, cancel all eligible options properly tendered for exchange and not validly withdrawn before the expiration date, and issue new options. Within six to eight weeks after expiration of this offer, you will receive your new option agreement.

                  Your new options will entitle you to purchase the amount of our Common Stock set forth on the Election Form for each option grant you elected to tender for exchange. If you were not an Mpower employee on each of June 25, 2001 and the expiration date of this offer, you will not be eligible to accept this offer.

                  We will give you oral or written notice of our acceptance for exchange and cancellation of eligible options validly tendered for exchange and not properly withdrawn as of the expiration date as soon as practicable after the expiration date. After we accept tendered eligible options for exchange, we will send each option holder who accepted this offer a letter confirming the new options that we granted to the option holder.

7.       Conditions of the Offer.

                  This offer is not conditioned on a minimum number of eligible option holders accepting this offer or a minimum number of eligible options being tendered for exchanged.

                  We will not be required to accept any eligible options tendered to us for exchange, and we may terminate or amend this offer, or postpone our acceptance and cancellation of any options tendered to us, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after August 27, 2001, and before the expiration date, we determine that any of the following events has occurred, and, in our reasonable judgment, the occurrence of the event makes it inadvisable for us to proceed with this offer or to accept and cancel eligible options tendered to us for exchange:

         o any action or proceeding by any government agency, authority or tribunal or any other person, domestic or foreign, is threatened or pending before any court, authority, agency or tribunal that directly or indirectly challenges the making of this offer, the acquisition of some or all of the options tendered for exchange, the issuance of new options, or otherwise relates to this offer or that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), income, operations or prospects or materially impair the benefits we believe we will receive from this offer;

         o any action is threatened, pending or taken, or any approval is withheld, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

                  (a) make it illegal for us to accept some or all of the eligible options tendered for exchange or to issue some or all of the new options or otherwise restrict or prohibit consummation of this offer or otherwise relate to this offer;

                  (b) delay or restrict our ability, or render us unable, to accept the eligible options tendered for exchange and cancellation or to issue new options for some or all of the eligible options tendered for exchange;

                  (c) materially impair the benefits we believe we will receive from this offer;

                  (d) require that we obtain shareholder approval of the offer; or

                  (e) materially and adversely affect our business, condition (financial or other), income, operations or prospects;

         o        there is:

                  (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

                  (b) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory; or

                  (c) a decline of the Dow Jones Industrial Average, the Nasdaq National Market or the Standard and Poor's Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on August 27, 2001;

         o another person publicly makes or proposes a tender or exchange offer for some or all of our Common Stock, or an offer to merge with or acquire us, or we learn that:

                  (a)      any person, entity or "group," within the meaning of
                           section 13(d)(3) of the Exchange Act, has acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our Common Stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our Common Stock, other than any such person, entity or group that has filed a Schedule 13D or

                           Schedule 13G with the Securities and Exchange Commission on or before September 27, 2001;

                  (b)      any such person, entity or group that has filed a
                           Schedule 13D or Schedule 13G with the Securities and Exchange Commission on or before September 27, 2001 has acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our Common Stock; or

                  (c) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement that it intends to acquire us or any of our assets or securities; or

         o any change or changes occurs in our business, condition (financial or other), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us.

                  The conditions to this offer are for our benefit. We may assert them in our discretion before the expiration date and we may waive them at any time and from time to time, whether or not we waive any other condition to this offer. Our failure to exercise any of these rights is not a waiver of any of these rights. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon all parties.

8.       Price Range of Our Common Stock.

                  Our Common Stock is quoted on the Nasdaq National Market under the symbol "MPWR." As of August 22, 2001 there were 59,615,724 shares of our Common Stock outstanding. The following table shows, for the periods indicated, the high and low sales prices per share of the Common Stock of Mpower Communications, our predecessor, as reported by the Nasdaq National Market and for the period after June 29, 2001, the price per share of our Common Stock. The prices in this table have been adjusted to reflect the 3-for-2 stock split for Mpower Communications' Common Stock effected August 29, 2000.


                                    Quarter Ended                                           High            Low
                                    -------------                                           -----           ----
Fiscal Year 2001
     July 1, 2001 through August 22, 2001............................................      $  1.05       $  0.29
     Quarter ending June 30, 2001....................................................         3.01          0.90
     Quarter ending March 31, 2001 ..................................................      $  9.94       $  2.38

Fiscal Year 2000
     Quarter ending December 31, 2000................................................      $  9.19       $  2.50
     Quarter ending September 30, 2000...............................................        40.08          4.88


     Quarter ending June 30, 2000....................................................        45.83         24.04
     Quarter ending March 31, 2000...................................................      $ 52.00       $ 28.33

Fiscal Year 1999
     Quarter ending December 31, 1999................................................      $ 33.83       $ 13.13
     Quarter ending September 30, 1999...............................................        21.04         10.37
     Quarter ending June 30, 1999....................................................        31.33          6.00
     Quarter ending March 31, 1999...................................................      $  6.67       $  4.00



                  As of August 22, 2001, the last reported sale price for our Common Stock, as reported by the Nasdaq National Market, was $0.34 per share.

                  Rules 4450(a)(5) and 4310(c)(8)(B) of the Marketplace Rules for the Nasdaq National Market state that if any common stock designated as a Nasdaq National Market security has failed to maintain a minimum bid price of $1.00 over the last 30 consecutive business days then the common stock could be delisted. As of the date of this Offer to Exchange, our Common Stock has failed to maintain a minimum bid price of $1.00 for over 30 consecutive business days and could continue to do so. As a result, it is quite possible that our Common Stock would be delisted by the Nasdaq National Market in the near future.

                  We recommend that you obtain current market quotations for our Common Stock before deciding whether to elect to tender your eligible options for exchange.

9.       Information about Mpower Holding Corporation.


                  General: Mpower Holding is a facilities-based communications company currently offering local dialtone, long distance, Internet access via dial-up or dedicated Symmetrical Digital Subscriber Line ("SDSL") technology, voice over SDSL ("VoSDSL") and other voice and data service primarily to small and medium size business customers. We have launched bundled voice and high-speed data services using SDSL technology in all of our current markets. We currently have 603 incumbent carrier central office collocation sites, over 580 of which are SDSL capable. We currently deliver our services in 28 metropolitan areas in 9 states. As of June 30, 2001, we had 363,904 customer lines sold, of which 337,420 lines were in service.

                  We were originally incorporated in October 1995 in the state of Nevada and through a reorganization became a Delaware corporation on June 28, 2001. On June 28, 2001, we completed a reorganization of our business into a holding company structure whereby Mpower Holding became the parent company of Mpower Communications, the capital stockholders of Mpower Communications became the capital stockholders of Mpower Holding in the exact same proportions and options to purchase Common Stock of Mpower Communications, including options granted pursuant to the Plans, became options to purchase Common Stock of Mpower Holding. As of June 28, 2001, your eligible options to purchase common stock of Mpower Communications became options to purchase common stock of Mpower Holding and any shares of common stock of Mpower Communications which you held became shares of common stock of Mpower Holding in the exact same proportions. For more information about the reorganization, please see Mpower Holding's proxy statement and prospectus, dated April 16, 2001, which is available at no cost on the Securities and Exchange Commission's Website located at http://www.sec.gov. Our principal corporate offices are located in Pittsford, New York. We completed our initial public offering in May 1998 and our Common Stock is listed on the Nasdaq National Market under the symbol "MPWR."

                  The following tables present summary financial information for Mpower Holding for the fiscal years ended December 31, 2000 and 1999 and for the six months ended June 30, 2001 and 2000.


                                       ---------------------------------------------------------------------------------
                                                    Twelve months ended                       Six months ended
                                                       December 31,                               June 30,
                                       ---------------------------------------------------------------------------------
                                               2000                   1999                  2001              2000
                                       ---------------------------------------------------------------------------------
Current assets.....................         535,249                141,688               329,974                --
Noncurrent assets..................         637,211                260,741               421,404                --
Current liabilities................         134,048                 52,363               112,857                --
Noncurrent liabilities.............         476,659                161,312               426,099                --
Redeemable preferred stock.........         244,886                 84,973               195,516                --
Operating revenues.................         146,862                 55,066                96,255            56,376
Cost of operating revenues.........         119,767                 42,078                82,763            40,104
Net loss before extraordinary
   item............................        (224,649)               (69,769)             (383,193)          (66,021)
Net loss...........................        (244,714)               (69,769)             (350,871)          (85,568)
Basic and diluted loss per
   share...........................           (5.20)                 (5.09)                (6.17)            (2.08)
Loss per share applicable to
   extraordinary item..............           (0.39)                    --                  0.55             (0.42)
Ratio of earnings to fixed
   charges.........................         (3.2):1                (2.3):1              (10.5):1           (2.3):1
Earnings to fixed charges
   deficit.........................        (235,349)               (73,869)             (387,093)          (68,821)
Book value per share of common
   stock...........................              --                     --                  0.28               --



                  The financial statements included in Mpower Communications' annual report on Form 10-K for the fiscal year ended December 31, 2000 and quarterly reports on Form 10-Q for the fiscal quarter ended March 31, 2001 for Mpower Communications and June 30, 2001 for Mpower Holding and Mpower Communications are incorporated herein by reference. See "Section 16. Additional Information." for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

10. Interests of Directors and Officers; Transactions and Arrangements about the Options.

                  A list of our directors and executive officers is attached to this Offer to Exchange as Schedule A. As of August 22, 2001, our executive officers and directors (13 persons) as a group held options outstanding under the Plans to purchase a total of 2,430,000 shares of our Common Stock. This represented approximately 28.4% of the shares of Common Stock subject to all options outstanding under the Plans as of that date. Of the options held by these persons, options to purchase a total of 2,430,000 shares of Common Stock are eligible options. Our executive officers and directors have informed us that they intend to participate in this offer and tender all of their eligible options for exchange.

                  Neither we, nor to the best of our knowledge, any of our directors or executive officers, nor any of our affiliates or our directors or executive officers, engaged in transactions involving the eligible options or our Common Stock during the 60 days prior to this Offer to Exchange.

11. Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer.

                  Eligible options we acquire in connection with this offer will be cancelled and the shares of Common Stock for which those eligible options are exercisable will be returned to the pool of shares of Common Stock available for grants of new awards or options under the Holding Plan without further stockholder action, except as required by applicable law or the rules of the Nasdaq National Market or any other securities quotation system or any stock exchange on which our Common Stock is then quoted or listed.

                  We believe that we will record compensation expense as a result of this offer because:

         o we will grant the new options within six months and a day of the date we accept and cancel eligible options tendered for exchange;

         o the exercise price of the new options will be less than the exercise price of the eligible options tendered for exchange on the date we grant the new options; and

         o making the offer will cause any eligible options which are not tendered for exchange and cancelled to be treated for financial reporting purposes as a variable award.

                  As a result of our decision to extend this offer to our employees, all new options, as well as any eligible options that are not tendered for exchange under this offer, will be treated for financial reporting purposes as variable awards. This means that we will be required to record a noncash accounting charge reflecting increases and decreases in the price of our Common Stock in compensation expense in connection with the new options, and any eligible options that are not tendered for exchange and cancelled. We will have to continue to reflect decreases and increases in the price of our Common Stock in our statement of operations with respect to these options until they are exercised, forfeited or terminated, and the eligible options in most cases have terms that are longer than the new options. The higher the market value of our Common Stock, the greater the compensation expense.

12.      Legal Matters; Regulatory Approvals.

                  We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by this offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition or ownership of the new options as described in this offer. If any other approval or action should be required, we presently intend to seek the approval or take the action. This could require us to delay the acceptance of eligible options tendered for exchange in this offer. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under this offer to accept eligible options tendered for exchange and to issue new options is subject to conditions, including the conditions described in "Section 7. Conditions of the Offer."

13.      Material U.S. Federal Income Tax Consequences.

                  The following is a general summary of the material U.S. federal income tax consequences of the exchange of eligible options for new options pursuant to this offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations and administrative and judicial interpretations as of the date of this offer, all of which may change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to apply in all respects to all categories of option holders.

                  We recommend that you consult your own tax advisor with respect to the federal, state, local and foreign tax consequences of participating in this offer.

                  If you tender for exchange outstanding eligible incentive or nonqualified stock options for new options, you will not be required to recognize income for federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a nontaxable exchange. In addition, at the date of grant of the new options, you will not be required to recognize additional income for federal income tax purposes. The grant of new options is not recognized as taxable income.

                  Eligibility for Incentive Stock Options. Because our Board of Directors has determined that the new options to be issued pursuant to this offer will be incentive stock options to the maximum extent permitted by law, you will receive new stock options that qualify as incentive stock options if the requirements for incentive stock options as set forth in the Internal Revenue Code are satisfied. The Internal Revenue Code requires that incentive stock options have an exercise price that equals or exceeds the fair market value on the date of grant. We believe that the exercise price of the new options will satisfy this requirement. In addition, the value of the shares subject to incentive stock options that first become exercisable by you in any calendar year cannot exceed $100,000, as determined using the option exercise price. The excess value is deemed to be a nonqualified option. As a result, to the extent the aggregate amount of your incentive stock options (including any new incentive stock options, any previously granted incentive stock options that you elect not to tender in the offer and any incentive stock options that you may be granted in the future) vest in an amount in excess of $100,000 in any calendar year, the excess options will be deemed to be nonqualified options.

                  Effects of the Offer on Existing Incentive Stock Options. You should note that there is a risk that incentive stock options you hold may be affected by this offer, even if you do not participate in this offer. We believe that you will not be subject to current U.S. federal income tax if you do not elect to participate in this offer. We also believe that this offer will not change the U.S. federal income tax treatment of subsequent grants and the exercises of your incentive options (and sales of shares acquired upon exercise of such options) if you do not participate in this offer. However, the Internal Revenue Service may characterize this offer as a "modification" of your incentive stock options even if you decline to participate. A successful assertion by the Internal Revenue Service of this position could extend the option's holding period to qualify for favorable tax treatment. Accordingly, to the extent you dispose of your incentive stock option shares prior to the lapse of the new extended holding period, your incentive stock options could be taxed similarly to a nonqualified stock option.

                  In addition, a deemed "modification" may also cause a portion of your incentive stock options to be treated as nonqualified stock options upon exercise by reason of the dollar limitation imposed under the U.S. federal tax laws on the initial exercisability of incentive stock options. As described above, under this limitation, the maximum dollar amount of shares for which an incentive stock option may first become exercisable in any calendar year (including the calendar year in which an outstanding option is deemed to have been modified and thereby treated as newly granted) cannot exceed $100,000, measured on the basis of the fair market value of the shares on the grant of the option or if later, at the time of any deemed modification of that grant. If you choose not to exchange all your eligible options, we recommend that you consult with your own tax advisor to determine the tax consequences applicable to the exercise of the eligible options you do not exchange and to the subsequent sale of the Common Stock purchased under those options.

                  U.S. Federal Income Tax Treatment of New Incentive Stock Options. Under current law you will not realize taxable income when incentive stock options are granted pursuant to this offer. In addition, you generally will not realize taxable income when you exercise an incentive stock option. However, your alternative minimum taxable income will be increased by the amount that the aggregate fair market value of the shares of Common Stock you may purchase by exercising the option, which is generally determined as of the date you exercise the option, exceeds the aggregate exercise price of the option.

                  If you sell the Common Stock that you acquired by exercising an incentive stock option, the tax consequences of the sale depend on whether the disposition is "qualifying" or "disqualifying." The disposition of the Common Stock is qualifying if it is made after the later of (a) two years from the date the incentive stock option was granted or (b) one year after the date the incentive stock option was exercised. If the disposition of the Common Stock you received when you exercised incentive stock options is qualifying, any excess of the sale price over the exercise price of the option will be treated as long-term capital gain taxable to you at the time of the sale. If the disposition is not qualifying, which we refer to as a "disqualifying disposition," the excess of the fair market value of the Common Stock on the date of disposition over the exercise price will be taxable compensation income to you at the time of the sale.

                  If you sell the shares of Common Stock you receive when you exercised an incentive stock option in a qualifying disposition, we will not be entitled to a deduction equal to the gain you realize when you completed that sale. However, if you sell the shares of Common Stock you receive when you exercised an incentive stock option in a disqualifying disposition, we will be entitled to a deduction equal to the amount of compensation income taxable to you.

                  U.S. Federal Income Tax Treatment of Nonqualified Stock Options. Under current law, you will not realize taxable income upon the grant of a nonqualified stock option. However, when you exercise the option, the difference between the exercise price of the option and the fair market value of the shares of Common Stock for which the option was exercised on the date of exercise will be treated as taxable compensation income to you, and you will be subject to withholding of income and employment taxes at that time. We will be entitled to a deduction equal to the amount of compensation income taxable to you if we comply with applicable withholding requirements.

                  The subsequent sale of the Common Stock acquired pursuant to the exercise of a nonqualified stock option generally will give rise to capital gain or loss equal to the difference between the sale price and the sum of the exercise price paid for the shares plus the ordinary income recognized with respect to the shares, and these capital gains or losses will be treated as long term capital gains or losses if you held the shares for more than one year following exercise of the option.

14.      Extension of Offer; Termination; Amendment.

                  We may at any time and from time to time, extend the period of time during which this offer is open and delay accepting any options tendered for exchange by publicly announcing the extension and giving oral or written notice of the extension to the option holders.

                  Prior to the expiration date to terminate or amend the offer we may postpone accepting and canceling any eligible options tendered for exchange if any of the conditions specified in "Section 7. Conditions of the Offer" occur. In order to postpone accepting or canceling eligible options tendered for exchange, we must publicly announce the postponement and give oral or written notice of the postponement to the option holders. Our right to delay accepting and canceling eligible options is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the tendered options promptly after we terminate or withdraw this offer.

                  As long as we comply with any applicable laws, we may amend this offer in any way, including decreasing or increasing the consideration offered in this offer to option holders or by decreasing or increasing the number of eligible options to be exchanged or tendered in this offer.

                  We may amend this offer at any time by publicly announcing the amendment. If we extend the length of time during which this offer is open, the extension must be announced no later than 9:00 a.m., Eastern Daylight Time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement relating to this offer will be sent promptly to option holders in a manner reasonably designed to inform option holders of the change, for example, by issuing a press release.

                  If we materially change the terms of this offer or the information about this offer, or if we waive a material condition of this offer, we will extend this offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Under these rules the minimum period an offer must remain open following material changes in the terms of the offer or information about the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. If we decide to do any of the following, we will publish notice of the action:

         o increase or decrease what we will give you in exchange for your eligible options; or

         o increase or decrease the number of options eligible to be exchanged in this offer.

                  If this offer is scheduled to expire within ten business days from the date notice of any of the actions described above is published, we will extend the offer for a period of ten business days after the date such notice is published.

15.      Fees and Expenses.

                  We will not pay any fees or commissions to any broker, dealer or other person for asking option holders to tender eligible options for exchange pursuant to this offer.

16.      Additional information.

                  This Offer to Exchange is a part of a Tender Offer Statement on Schedule TO that we have filed with the Securities and Exchange Commission. This Offer to Exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the Securities and Exchange Commission before making a decision on whether to exchange your eligible options in this offer:

         (a) Mpower Communications Corp.'s annual report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 8, 2001;

         (b) Mpower Communications Corp.'s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 7, 2001;

         (c) Mpower Communications Corp.'s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 14, 2001;

         (d) Mpower Holding Corporation's quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 14, 2001;

         (e) Mpower Communications Corp.'s current reports on Form 8-K dated April 12, 2001, April 24, 2001, May 18, 2001 and June 28, 2001;

         (f) Mpower Holding Corporation's proxy statement and prospectus dated April 16, 2001, filed with the Securities and Exchange Commission on April 13, 2001;

         (g) Mpower Holding Corporation's current report on Form 8-K dated June 28, 2001; and

         (h) all documents that Mpower Communications Corp. or Mpower Holding Corporation file pursuant to 13(a), 13(c), 14 or 15(d) of the Exchange Act after August 27, 2001 and prior to the expiration date.

                  These filings, our and Mpower Communication's other annual, quarterly and current reports, our and Mpower Communication's proxy statements and our and Mpower Communication's other Securities and Exchange Commission filings may be examined, and copies may be obtained, at the following Securities and Exchange Commission public reference rooms:

450 Fifth Street, N.W.        7 World Trade Center       500 West Madison Street
      Room 1024                    Suite 1300                  Suite 1400
Washington, D.C. 20549      New York, New York 10048     Chicago, Illinois 60661


                  You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330.

                  Our and Mpower Communication's Securities and Exchange Commission filings are also available, free of charge, to the public on the Securities and Exchange Commission's Web site at http://www.sec.gov.

                  Our Common Stock is quoted on the Nasdaq National Market under the symbol "MPWR" and our Securities and Exchange Commission filings can be read at the following Nasdaq address:

                                Nasdaq Operations
                               1735 K Street, N.W.
                             Washington, D.C. 20006

                  We will also provide without charge to each person to whom we deliver a copy of this Offer to Exchange, upon their written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to these documents (unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to:

                           Mpower Holding Corporation
                            Attn: Investor Relations
                                175 Sully's Trail
                            Pittsford, New York 14534

or by telephoning us at (716) 218-6550 between the hours of 9:00 a.m. and 5:00 p.m., Pittsford, New York local time.

                  As you read the documents listed in this Section 16, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this Offer to Exchange, you should rely on the statements made in the most recent document.

                  The information about us contained in this Offer to Exchange should be read together with the information contained in the documents to which we have referred you.

17.      Forward Looking Statements; Miscellaneous.

                  This Offer to Exchange and our Securities and Exchange Commission reports referred to above include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve risks and uncertainties that include, among others, our limited operating history, anticipated losses, significant amount of indebtedness, unpredictability of future revenues, potential fluctuations in quarterly operating results, seasonality, consumer trends, competition, risks related to second quarter performance, risks of system interruption, management of potential growth, risks related to fraud and our payments, and risks of new business areas, international expansion, business combinations and strategic alliances.

                  We are not aware of any jurisdiction where the making of this offer is not in compliance with applicable law. If at any time we become aware of any jurisdiction where the making of this offer violates any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the eligible employees residing in that jurisdiction.

                  Although our Board of Directors has approved the making of this offer, neither we nor our Board of Directors makes any recommendation as to whether you should tender or refrain from tendering your eligible options. You must make your own decision whether to tender eligible options. The Compensation Committee recognizes that the decision to accept is an individual one that should be based on a variety of factors and you should consult your personal advisors if you have questions about your financial or tax situation. The information about this offer from us is limited to this document and the accompanying Election Form.

                  We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your eligible options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with this offer other than the information and representations contained in this document or in the accompanying Election Form. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

                     Mpower Holding Corporation                  August 27, 2001

                                   SCHEDULE A

                       INFORMATION ABOUT THE DIRECTORS AND
                EXECUTIVE OFFICERS OF MPOWER HOLDING CORPORATION

                  The directors and executive officers of Mpower Holding Corporation and their positions and offices as of August 22, 2001, are set forth in the following table:



                          Name                                             Position and Offices Held
                          ----                                             -------------------------
S. Gregory Clevenger.................................      Executive Vice President and Chief Strategic and Planning
                                                           Officer
Michael R. Daley.....................................      Executive Vice President and Chief Financial Officer
Timothy P. Flynn.....................................      Director
Maurice J. Gallagher, Jr.............................      Chairman of the Board of Directors
Sean T. Higman.......................................      Vice President and Treasurer
Rolla P. Huff .......................................      Chief Executive Officer and Director
David Kronfeld.......................................      Director
Mark J. Masiello.....................................      Director
Thomas Neustaetter...................................      Director
Mark Pelson..........................................      Director
Michael J. Tschiderer................................      Vice President and Controller
Joseph M. Wetzel.....................................      President and Chief Operating Officer
Russel I. Zuckerman..................................      Senior Vice President, General Counsel and Secretary


The address of each director and executive officer is: c/o Mpower Holding Corporation, 175 Sully's Trail, Suite 300, Pittsford, New York 14534.

--------------------------------------------------------------------------------



                           MPOWER HOLDING CORPORATION



                                OFFER TO EXCHANGE

                             OUTSTANDING OPTIONS TO

                        PURCHASE COMMON STOCK, PAR VALUE

                      $.001 PER SHARE, GRANTED TO EMPLOYEES

                        UNDER EMPLOYEE STOCK OPTION PLANS

                                 FOR NEW OPTIONS



                                ----------------

                  Any questions or requests for assistance or additional copies of any documents referred to in or accompanying the offer to exchange may be directed to People Services, Mpower Holding Corporation, 175 Sully's Trail, Suite 300, Pittsford, New York 14534; telephone: (716) 218-6550; e-mail: peopleservices@mpowercom.com

                                ----------------

                                 August 27, 2001

                                                                  Exhibit (a)(2)

                        [Mpower Holding Corporation logo]

                                 August 27, 2001

Dear Employees:

         Enclosed you will find the details of a stock option exchange program, including a brief discussion attached to this letter of some important questions you may have regarding the program. As you know, we are committed to the concept of employees as owners. Because of the recent stock market volatility, especially for telecommunications stocks, we felt it appropriate to offer this exchange program. We believe this program will help us to maintain our commitment to our employees as partners in our business.

         We strongly encourage you to please take the time to carefully read the documents and instructions enclosed with this letter, including the offer to exchange in its entirety. You need to return the Election Form to us no later than 11:59 p.m., Eastern Daylight Time, September 27, 2001, unless we extend the deadline.

         If you have any questions about this offer, please contact People Services at (716) 218-6550 or peopleservices@mpowercom.com.

Sincerely,

/s/ Rolla P. Huff
Rolla P. Huff

Chief Executive Officer

Enclosures

                           Mpower Holding Corporation

                        Stock Option Exchange Opportunity

                         Answers to Important Questions

         Mpower Holding Corporation ("Mpower Holding") is offering each eligible employee the opportunity to exchange his or her outstanding stock options for new options to purchase our common stock. The following are answers to some of the important questions you may have about this exchange offer (the "Offer"). This document is only intended as a summary of the important terms of the Offer that is described in more detail in the enclosed offer to exchange (the "Offer to Exchange") and is not intended to be complete. As a result, this summary is subject to and qualified in its entirely by reference to the full text of the Offer to Exchange and in the event of any conflicts between this summary and the Offer to Exchange, the Offer to Exchange shall govern. WE URGE YOU TO READ THE FULL TEXT OF THE OFFER TO EXCHANGE BEFORE MAKING YOUR DECISION TO PARTICIPATE IN THE OFFER BY TENDERING YOUR ELIGIBLE OUTSTANDING STOCK OPTIONS FOR EXCHANGE.

1.       What is the Offer?

         Mpower Holding is offering each eligible employee the opportunity to exchange his or her outstanding options to purchase shares of our common stock (the "Common Stock"), granted under the Amended and Restated Mpower Holding Corporation Stock Option Plan (the "Holding Plan") and Primary Network Holdings, Inc. Stock Option Plan (the "PNH Plan", and together with the Holding Plan, the "Plans"). You are required to return the enclosed Election Form indicating your decision to accept or reject the Offer on or before the expiration date of the Offer (currently scheduled for 11:59 p.m. on September 27, 2001 unless we extend the offer).

2.       Why is Mpower Holding making the Offer?

         Mpower Holding is committed to the concept of employees as owners. Because of the recent stock market volatility, especially in the telecommunications sector, many of our stock options have exchange prices that are significantly higher than the current market price of our stock. Mpower Holding's Board of Directors and management team decided to make this offer to help maintain its commitment to employees as partners in the business.

3.       Who is eligible to participate in the Offer?

         All active employees and employees on an authorized leave of absence who were employed on June 25, 2001 (the date our Board of Directors approved the Offer) and remain employed on the date that the Offer expires and the new options are granted, which we currently anticipate will be September 27, 2001 (the "Grant Date"), are eligible to participate in the Offer. If your employment terminates for any reason prior to September 27, 2001, you will not be eligible to exchange your options.

4.       What stock options will I be able to exchange in the Offer?

         If you are an eligible employee, you will be able to exchange any outstanding, unexercised stock options that were granted to you under the Plans in return for new stock options.

5. How many stock options will I receive for the eligible stock options I exchange?

         For every current stock option you exchange, you will receive seventy-five percent (75%) back - in the form of new options. We will not be granting fractional options, so this number will be rounded down to the nearest whole number of options. Please see your Stock Option Agreement(s) or refer to the enclosed Election Form to determine the number of stock options you currently have.

         Example:

         If you currently have 1000 stock options you may exchange these eligible stock options for 750 new options.

         If you currently have 525 stock options you may exchange these eligible stock options for 393 new options.

6.       When will I receive my new stock options?

         The new options will be granted on the Grant Date. The new options will be granted pursuant to the Holding Plan. We will distribute a new Share Option Agreement to you within six to eight weeks after the Grant Date. The terms of the new stock options are described in detail in the Offer to Exchange.

7.       What will be the exercise price of my new stock options?

         The exercise price of your new options will be equal to the closing sale price for our Common Stock as reported by the Nasdaq National Market on the expiration date (currently scheduled for September 27, 2001, unless we extend it).

8.       When will the new stock options vest?

         Each new stock option will vest evenly over a three-year period, commencing on the Grant Date as follows:

         ----------------------------------------------------------------------
                          Date                          Percent Vested
         ----------------------------------------------------------------------
         1st Anniversary of Grant Date                 33 1/3 %
         ----------------------------------------------------------------------
         2nd Anniversary of Grant Date                 66 2/3 %
         ----------------------------------------------------------------------
         3rd Anniversary of Grant Date                  100 %
         ----------------------------------------------------------------------

         In addition, all new stock options will immediately vest in full upon a "change of control" of Mpower Holding.

         You should note that certain of your outstanding options may already be completely or partially vested and exercisable. If you exchange these outstanding options for new options, your new options will be subject to this new three year vesting schedule. All outstanding options that you currently have will be cancelled and none of the new options you receive in exchange will vest prior to the first anniversary of the Grant Date. If your employment terminates prior to the third anniversary of the Grant Date, the portion of your new options that have not yet vested will be forfeited.

9.       When will the new stock options expire?

         The new stock options will expire on the tenth anniversary of the Grant Date.

10. If I elect to exchange eligible stock options, do I have to exchange all of my eligible stock options or can I just exchange some of them?

         Each stock option grant must be considered independently. If you have been granted eligible stock options pursuant to multiple Share Option Agreements, you will need to make a separate decision for each grant. You will not be able to split up a single grant. The enclosed Election Form lists all of your eligible option grants.

11.      Will my new options be incentive stock options?

         Generally yes. You will receive new stock options that qualify as incentive stock options if all requirements to receive incentive stock options as described in the Offer to Exchange are satisfied. To the extent that your new options do not qualify as incentive stock options, they will be nonqualified stock options. The Offer to Exchange also includes a discussion of the differing U.S. federal income tax treatments of incentive stock options and nonqualified stock options.

12.      When does this offer expire?

         The offer expires on September 27, 2001, unless we extend it.

13.      What do I need to do?

         You MUST complete and sign the enclosed Election Form and deliver it to People Services, Mpower Holding Corporation, 175 Sully's Trail, Suite 300, Pittsford, New York 14534; fax: (716) 218-9047, by either fax, hand delivery or mail before 11:59 p.m. EDT on September 27, 2001. If you fail to properly complete, sign and deliver the enclosed Election Form prior to 11:59 p.m. EDT on September 27, 2001, you will be deemed to have rejected the Offer and you will not receive any new options and your outstanding options will remain in effect. We can only accept a paper copy of your Election form. Delivery by email will not be accepted.

14.      Who can I talk to if I have questions about the offer?

         For additional information or assistance, you should contact People Services at (716) 218-6550 or peopleservices@mpowercom.com

         We urge you to consult your lawyer, tax advisor or financial planner before accepting this offer and completing your Election Form.

                                                                  Exhibit (a)(3)

                           Mpower Holding Corporation
                       Stock Option Exchange Election Form


Last Name, First Name

TABLE 1 (below) indicates the current eligible stock options that you have been granted pursuant to a Stock Option Agreement.

          o If you wish to ACCEPT this offer with respect to a particular grant, please check the box next to that eligible stock option grant.

          o If you do not wish to accept this offer with respect to a particular grant, do NOT check the box next to that eligible stock option grant. Your eligible stock options in that grant will NOT be exchanged for new stock options and you will retain your current eligible stock options in that grant.

          o Each stock option grant must be considered independently. If you accept this offer with respect to a particular option grant, you must exchange all your options granted pursuant to that option agreement. You will not be able to split up a single grant.

                                                    TABLE 1 - SUMMARY OF OPTIONS
-----------------------------------------------------------------------------------------------------------------------
                 Option         Grant Date     Number of     Exercise       Exchange       Number of     Acceptance
                 Grant/Type                    stock         Price          Ratio          new stock     (check box
                                               options                                     options if    to accept
                                               outstanding                                 the           offer)
                                                                                           exchange
                                                                                           accepted
                 ------------------------------------------------------------------------------------------------------
                                                                            .75                              |_|
                 ------------------------------------------------------------------------------------------------------
                                                                            .75                              |_|
                 ------------------------------------------------------------------------------------------------------
                                                                            .75                              |_|
                 ------------------------------------------------------------------------------------------------------
                                                                            .75                              |_|
                 ------------------------------------------------------------------------------------------------------
                                                                            .75                              |_|
                 ------------------------------------------------------------------------------------------------------
                                                                            .75                              |_|
-----------------------------------------------------------------------------------------------------------------------
TOTAL:           N/A            N/A                          N/A            N/A                              N/A
-----------------------------------------------------------------------------------------------------------------------


EXERCISE PRICE: The exercise price of your new options will be equal to the closing sale price for our Common Stock as reported by the Nasdaq National Market on the expiration date (currently scheduled for September 27, 2001, unless we extend it). Whether you tender eligible incentive stock options or eligible nonqualified stock options, the new options will be incentive stock options to the maximum extent permitted by law. See the Offer to Exchange for a discussion of certain additional requirements for qualification as incentive stock options and the differing U.S. federal income tax treatments of incentive stock options and nonqualified stock options.


                               REJECTION OF OFFER

Check the following box if you wish to reject this offer for all eligible options and retain all your eligible options: |_|

                                    SIGNATURE

Please sign and date this Election Form where indicated, provide your home telephone number and return this form to People Services, Mpower Holding Corporation, 175 Sully's Trail, Suite 300, Pittsford, New York 14534; fax: (716) 218-9047 by either fax, hand delivery or mail at no later than 11:59 p.m. EDT on the expiration date of this offer (currently scheduled for September 27, 2001, unless we extend this offer). IF YOU FAIL TO FULLY COMPLETE THIS FORM, INCLUDING SIGNING AND DATING THIS FORM, OR YOU SIMPLY SIGN AND DATE THIS FORM, YOU WILL BE DEEMED TO HAVE REJECTED THIS OFFER AND YOU WILL RETAIN ALL OF YOUR ELIGIBLE OPTIONS.

{name}
Signature of Optionee


X                                                         Date:
 ------------------------------------------------              -----------------
  Signature

Home Telephone Number (with area code):
                                        ----------------------------------------

Employee ID #:
               -------------------------------

                                                                  Exhibit (a)(4)

               NOTICE OF CHANGE IN ELECTION FROM ACCEPT TO REJECT

--------------------------------------------------------------------------------
If you previously elected to accept Mpower Holding Corporation's offer to exchange eligible options, and you would like to change your election and reject this offer either completely or with respect to a particular eligible option grant, you must FULLY COMPLETE and SIGN this Notice and return it to People Services, Mpower Holding Corporation, 175 Sully's Trail, Suite 300, Pittsford, New York 14534; fax: (716) 218-9047 by either fax, hand delivery or mail before 11:59 p.m., Eastern Daylight Time, on September 27, 2001, unless we extend the offer. If you have questions, please ask People Services at (716) 218-6550 or peopleservices@mpowercom.com. Capitalized terms used and not defined herein have the meaning ascribed to such terms in the Offer to Exchange.
--------------------------------------------------------------------------------

To Mpower Holding Corporation:

         I previously received a copy of the Offer to Exchange (dated August 27, 2001), the cover letter and attached Answers to Important Questions, and an Election Form. I signed and returned the Election Form, in which I elected to accept Mpower Holding Corporation's offer to exchange eligible options. I now wish to change that election and reject your offer to exchange options to the extent described below. I understand that by signing this Notice and delivering it to People Services, I will be able to withdraw my acceptance of the offer and reject the offer to exchange options to the extent described below. I have read and understand all of the terms and conditions of the offer to exchange options.

         I understand that in order to reject the offer to the extent described below, I must sign and deliver this Notice to People Services, Mpower Holding Corporation, 175 Sully's Trail, Suite 300, Pittsford, New York 14534; fax: (716) 218-9047 by either fax, hand delivery or mail before 11:59 p.m., Eastern Daylight Time, on September 27, 2001, or if Mpower Holding Corporation extends the deadline to exchange options, before the extended expiration of the offer.

         By rejecting the offer to exchange options to the extent described below, I understand that I will not receive any new options in exchange for the eligible options the tender of which I am now withdrawing and I will keep the eligible options as listed on my Election Form. These eligible options will continue to be governed by the Plans and existing option agreements between Mpower Holding Corporation and me.

         I have completed and signed the following exactly as my name appears on my original Election Form.

         I reject the offer to exchange eligible options with respect to the following eligible options:*


--------------------------------------------------------------------------------

X
   -----------------------------------------------------------------------------
   Signature

Date: ____________ __, 2001

Name:
       -------------------------------------------------------------------------
                                 (Please Print)

Employee Identification Number:
                                 -----------------------------------------------

*Please fully describe the eligible options previously tendered by you for exchange pursuant to the Election Form for which you now wish to change your election and reject the offer to exchange. Please specify the Grant Date, Grant Number, Exercise Price and Expiration Date of the eligible options for which you are changing your election. Please complete your description on the back of this form if necessary.

                                                                  Exhibit (a)(5)

               NOTICE OF CHANGE IN ELECTION FROM REJECT TO ACCEPT

--------------------------------------------------------------------------------
If you previously elected to reject Mpower Holding Corporation's offer to exchange eligible options with respect to all or any grant of eligible options, and you would like to change your election and accept this offer, whether completely or with respect to a particular eligible option grant, you must sign this Notice and execute a new Election Form and return both documents to People Services, Mpower Holding Corporation, 175 Sully's Trail, Suite 300, Pittsford, New York 14534; fax: (716) 218-9047 by either fax, hand delivery or mail before 11:59 p.m., Eastern Daylight Time, on September 27, 2001, unless the offer is extended. If you have questions, please ask People Services at (716) 218-6550 or peopleservices@mpowercom.com. Capitalized terms used and not defined herein have the meaning ascribed to such terms in the Offer to Exchange.
--------------------------------------------------------------------------------

To Mpower Holding Corporation:

         I previously received a copy of the Offer to Exchange (dated August 27, 2001), the cover letter and attached Answers to Important Questions, and an Election Form. I signed and returned the Election Form, in which I elected to reject Mpower Holding Corporation's offer to exchange eligible options, either completely or with respect to a particular eligible option grant. I now wish to change that election and accept your offer to exchange options to the extent described below. I understand that by signing this Notice and delivering it to People Services, I will be able to withdraw my rejection of the offer and accept the offer to exchange options to the extent described below. I have read, understand and agree to all of the terms and conditions of the offer to exchange options.

         I understand that in order to accept the offer, I must sign and deliver this Notice and a new Election Form to People Services, Mpower Holding Corporation, 175 Sully's Trail, Suite 300, Pittsford, New York 14534; fax: (716) 218-9047 by either fax, hand delivery or mail before 11:59 p.m., Eastern Daylight Time, on September 27, 2001, or if Mpower Holding Corporation extends the deadline to exchange options, before the extended expiration of the offer.

         I further understand that unless I fill out a Notice of Change in Election from Accept to Reject, all previously tendered options will be accepted for exchange pursuant to the terms and conditions of the offer. I have completed and signed the following exactly as my name appears on my original Election Form.

         I accept the offer to exchange eligible options with respect to the following eligible options:*


--------------------------------------------------------------------------------


X
   -----------------------------------------------------------------------------
   Signature

Date:  ___________ __, 2001

Name:
       -------------------------------------------------------------------------
                                 (Please Print)

Employee Identification Number:
                                 -----------------------------------------------

* Please fully describe the eligible options that you now wish to exchange for new options. Please specify the Grant Date, Grant Number, Option Type, Exercise Price and Expiration Date of the eligible options which you would now like to tender for exchange.

                                                                  Exhibit (d)(4)

                           Mpower Holding Corporation

                         FORM OF STOCK OPTION AGREEMENT

      THIS STOCK OPTION AGREEMENT (the "Agreement") is made and entered into as
of [     ], 2001 (the "Grant Date") between Mpower Holding Corporation, a
Delaware corporation (the "Company") and [        ] ( the "Optionee").

      THE PARTIES AGREE AS FOLLOWS:

      1. Stock Option Plan. The exercise of the Options granted under this Agreement shall be subject to the terms, conditions and restrictions of the Amended and Restated Mpower Holding Corporation Stock Option Plan (the "Plan") as adopted and amended by the Company from time to time. A copy of the Plan is available to the Optionee upon request and is incorporated in this Agreement by this reference. Terms used in this Agreement that are defined in the Plan shall have the same meaning as in the Plan, unless the text of this Agreement clearly indicates otherwise.

      2. Grant of Option.

         A. The Company hereby grants to the Optionee pursuant to the Plan an
option (the "Option") to purchase [      ] Shares (the "Option Shares") of the
Company's Common Stock on the terms and conditions set forth herein and in the Plan.

         B. The options granted under this Agreement are intended to constitute incentive stock options pursuant to Section 422 of the Internal Revenue Code of 1986, as amended.

      3. Exercise Price. The exercise price (the "Exercise Price") for each
Share covered by this Option shall be [      ] per Share.

      4. Adjustment of Options. The Committee shall adjust the number of Option Shares and the Exercise Price thereof in certain circumstances in accordance with the provisions of Section 11 of the Plan.

      5. Exercise of Options.

         A. Exercise of Option. Subject to the other terms of this Agreement, the Optionee's right to exercise the Option granted hereunder shall be subject to the following Vesting Schedule wherein the Optionee shall be entitled to exercise his right to purchase the Option Shares at any point in time during this Agreement only to the extent indicated below:

                                                      Percent of Option Shares
                     Vesting Date                      First Becoming Vested
                     ------------                      ---------------------

        First anniversary of the Grant Date                   33 1/3%
        Second anniversary of the Grant Date                  33 1/3%
        Third anniversary of the Grant Date                   33 1/3%


         B. Partial Exercise. Subject to the terms of the Plan, this Option (to the extent vested as provided in Section 5A above) may be exercised for all or any part of the Option Shares.

         C. Method of Exercising Option. Subject to Section 5A above, the Option granted hereunder or any portion thereof may be exercised by the Optionee by delivering to the Company at its main office (attention of its Secretary) written notice which shall set forth the Optionee's election to exercise a portion or all of his Options, the number of Shares with respect to which the Option rights are being exercised and such other representations and agreements as may be required by the Company to comply with applicable securities laws and loan agreements to which the Company is a party and by paying in full the exercise price of the Shares purchased in cash or its equivalent or, subject to the approval of the Committee, pursuant to one of the alternative methods set forth in Section 10B of the Plan.

         D. Nonassignability of Option. The Option shall not be assignable or transferable by the Optionee except by will or by the laws of descent and distribution. Any distributee by will or by the laws of descent and distribution shall be bound by the provisions of the Plan and this Agreement. During the life of the Optionee, the Option shall be exercisable only by the Optionee. Any attempt to assign, pledge, transfer, hypothecate or otherwise dispose of the Option, and any levy of execution, attachment or similar process on the Option, shall be null and void.

         E. Termination. If the Optionee ceases to be an employee of the Company and is not otherwise actively involved in the Company's business (referred to herein as a "termination") which termination arises for any reason whatsoever (including death or disability), then the Option shall be exercisable only to the extent exercisable on the date of such termination and must be exercised on or before the date that is thirty (30) days following the date of such termination. To the extent that any portion of the Option is not exercisable on the date of such termination, such portion of the Option shall terminate immediately. To the extent any portion of the Option is not exercised within the time period provided, such portion of the Option shall terminate as of the date of expiration of such time period. Nothing in this Agreement or the Plan shall be construed as imposing any obligation on the Company to continue the Optionee's employment with the Company or shall interfere or restrict in any way the rights of the Company to terminate the Optionee's employment at any time for any reason whatsoever, with or without cause.

         F. Period to Exercise Option. The Option granted hereunder may, prior to its expiration or termination, be exercised from time to time, in whole or in part, up to the total number of Option Shares with respect to which it shall have then become exercisable pursuant to the schedule set for in Section 5A above. If the Optionee is terminated, then the Option (or such portion thereof as shall be exercisable in accordance with the terms of this Agreement) shall be exercisable during the period set forth in Section 5E of this Agreement.

         G. No Exercise after Ten Years. The Option shall in no event be exercisable after ten (10) years from the date hereof.

         H. Issuance of Share Certificates Upon Exercise. Subject to the provisions of Section 6 of this Agreement, upon receipt of the Exercise Price for any Option Shares, the Company will issue to the Optionee Shares equal to the number of such Option Shares.

         I. Acceleration of Vesting upon Change of Control. Upon a Change of Control, as defined in the Plan, all options granted to the Optionee pursuant to this Agreement shall immediately vest as set forth in the Plan.

         J. Withholding Taxes. No Shares shall be issued or sold upon the exercise of all or any portion of an Option until the Optionee has satisfied any federal, state or local tax withholding tax requirements. The Company may permit the Optionee to satisfy, in whole or in part, such obligation to remit taxes, by directing the Company to withhold Shares that would otherwise be delivered to the Optionee upon exercise of the Option, pursuant to such rules as are established by the Committee from time to time.

      6. Restriction on Issuance of Shares; Optionee's Representations.

         A. Securities Laws - Restrictions on Issuance of Shares. No Shares shall be issued or sold upon the exercise of any portion of the Option unless and until (i) the full amount of the Exercise Price has been paid as provided in
Section 5C hereof, (ii) all withholding tax obligations have been satisfied as provided in Section 5J hereof, and (iii) the then applicable requirements of the Securities Act of 1933, the applicable securities laws of any state or any other jurisdiction, as the same may be amended, the rules and regulations of the Securities and Exchange Commission and any other regulations of any securities exchange on which the Shares may be listed, have been fully complied with and satisfied.

         B. Purchase for Investment; Other Representations of the Optionee. Upon the exercise of the Option at a time when there is not in effect under the Securities Act of 1933, a current registration statement relating to the Shares to be received upon exercise but an exemption is available which requires an investment representation or other representation, the Optionee shall, as a condition to exercise of this Option, be required to execute such documents as may be necessary or advisable in the opinion of the Company's counsel to comply with any applicable federal or state securities laws. Share certificates evidencing such unregistered Shares acquired upon exercise of the Option shall bear a restrictive legend in substantially the following form and such other restrictive legends as are required or advisable under the provisions of any applicable laws:

         This share certificate and the Shares represented hereby have not been registered under the Securities Act of 1933, as amended (the "Act") nor under the securities laws of any state and shall not be transferred at any time in the absence of (i) an effective registration statement under the Act and any other applicable state law with respect to such Shares at such time; or (ii) an opinion of counsel satisfactory to the Company and its counsel to the effect that such transfer at such time will not violate the Act or any applicable state securities laws; or
         (iii) a "no action" letter from the Securities and Exchange Commission and a comparable ruling from any applicable state agency with respect to such state's securities laws.

         C. Holding Period Before Sale of Option Shares. If the Optionee is an insider subject to the SEC's rules under Section 16(b) of the Securities and Exchange Act of 1934, then the Optionee shall be restricted from selling any Option Shares acquired by him through exercise of the Options or any portion thereof during the six (6) month period following the date of grant of the Option.

      7. Covenants by Employee.

         A. Confidential Information. The Optionee expressly agrees that, except as required in his duty to Company, he will not at any time, in any fashion, form or manner, either directly or indirectly, use, divulge, disseminate, disclose, lecture upon, publish articles concerning or communicate to any person, firm or corporation in any manner whatsoever any Confidential Information, without the prior express written approval of the Company. The parties hereby stipulate that as between them, all Confidential Information is important, material and confidential and materially affects the effective and successful conduct of business by Company, and its goodwill, and that any breach of the terms of this paragraph is a material breach thereof. The Optionee agrees to sign any secrecy or nondisclosure agreement required by a customer of Company as a condition of doing business with the Company, and to provide Company with a signed copy of said agreement. Upon termination of his employment with Company, the Optionee shall leave with Company, or, at Company's request, certify to the destruction of all documents, records, notebooks, computer files, disks or other electronic media, and other repositories containing Confidential Information, including any and all copies thereof then in the Optionee's possession whether prepared by him or others. As used in this Agreement, "Confidential Information" includes trade secrets and all other information disclosed to or known by the Optionee as a result of or through the Optionee's employment by Company, not general knowledge in the industry in which Company is now or may become engaged, about Company's processes, software, services or products, including all information related to research, development, inventions, production, purchasing, accounting, finances, engineering, marketing, sales, merchandising, business plan, and customers' names and accounts.

         B. Assignment of Inventions. The Optionee agrees not to assert any rights to, and expressly assigns to the Company as Company's exclusive property, all ideas, innovations, discoveries, improvements, inventions, designs, trademarks, computer programs and/or systems and other developments or improvements conceived by the Optionee, alone or with others, during the term of his employment, whether or not during working hours, that are within the scope of Company's business operations or that relate to any work or projects of the Company. The Optionee agrees to assist the Company, at Company's expense, to obtain patents or copyrights on any protectable ideas and inventions, to obtain trademarks, to exploit other developments, and to execute all documents necessary to obtain such patents, copyrights, trademarks, or other developments in the name of the Company.

         C. Non-Solicitation. The Optionee agrees that during the term of this Agreement, and for a period of two (2) years after the later of (i) the expiration of this Agreement or (ii) the termination of his employment with Company, he will not directly or indirectly: (a) hire or engage or attempt to hire or engage, for or on behalf of himself or any business or entity for or on behalf of whom he is then performing services in any manner (a "Successor Employer") any officer or employee of the Company or any of its direct subsidiaries, or any former employee of the Company and any of its direct subsidiaries who was employed during the six (6) month period immediately preceding the date of the termination of his employment with the Company, (b) encourage for or on behalf of himself or any Successor Employer, any such officer or employee to terminate his or her relationship or employment with the Company or any of its direct or indirect subsidiaries, (c) solicit for or on behalf of himself or any Successor Employer any person or entity which was a client of the Company or any of its direct or indirect subsidiaries during the term of his employment with the Company, or (d) divert to any person or entity any client or business opportunity which relates to the business of the Company or any of its direct subsidiaries.

         D. Termination of Options on Breach. In the event the Optionee violates his covenants under this Section 7: (a) this Option, whether or not then exercisable, shall immediately terminate and no portion of this Option shall thereafter be exercisable, (b) if such violation occurs within two (2) years of the termination of the Optionee's employment with the Company, then all shares owned by the Optionee (together with all securities received in return therefore) at the time of such violation shall, immediately upon such violation, be surrendered to the Company for cancellation concurrently with the payment by the Company of the aggregate exercise price paid for such shares, and (c) if such violation occurs within two (2) years of the termination of the Optionee's employment with the Company, the proceeds of the sale of any shares acquired through the exercise of this option, less the exercise price paid therefore, shall be paid over to the Company by the Optionee as liquidated damages for such violation.

         E. Other Remedies. The Optionee expressly agrees that the terms and condition of this Section 7 shall remain in full force and effect during and after termination of this Agreement. The parties hereto agree and declare that monetary damages will be insufficient to fully compensate Company for its losses in the event that Employee breaches the covenants contained in this Section 7. Therefore, the Company will be entitled to enjoin Employee from any threatened or actual violation of any covenant contained herein, and Employee will not raise as a defense to any action or proceeding for an injunction the claim that Company would be adequately compensated by monetary damages.

      8. No Rights as a Stockholder. The Optionee shall not have any rights as a stockholder with respect to any Option Shares covered by the Option granted hereunder until the issuance of a share certificate for such Shares. No adjustment shall be made on the issuance of a share certificate to the Optionee as to any distributions or other rights for which the record date occurred prior to the date of issuance of such certificate.

      9. Binding Effect. This Agreement shall be binding upon the executors, administrators, heirs, legal representatives and successors of the parties hereto.

      10. No Employment Rights. This Agreement shall not confer upon the Optionee any right with respect to the continuance of employment by the Company, nor shall it interfere in any way with the right of the Company to terminate such employment at any time.

      11. Governing Law. This Share Option Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

      12. Notices. All notices and other communications under this Agreement shall be in writing, and shall be deemed to have been duly given on the date of delivery if delivered personally or three days after being mailed to the party to whom notice is to be given, by certified mail, return receipt requested, postage prepaid, and addressed as follows, until any such address is changed by notice duly given:


         To the Optionee at:             The address indicated below the
                                         Optionee's signature

         To Company at:                  Mpower Holding Corporation
                                         175 Sully's Trail, Suite 300
                                         Pittsford, NY 14534
                                         Attn.:  Corporate Secretary

      13. Enforcement. If any portion of this Agreement shall be determined to be invalid or unenforceable, the remainder shall be valid and enforceable to the extent possible.

      IN WITNESS WHEREOF, this Agreement has been duly executed on the date first above written.


OPTIONEE:                                           MPOWER HOLDING CORPORATION

Signature __________________________                By: ________________________


Name: ______________________________                Title:

Address: ___________________________

____________________________________      (SEAL)


____________________________________